July 22, 2009

Ms. Linda Crvkel
Branch Chief
United States Securities and Exchange Commission
Division of Corporate Finance, Mail Stop 3561
100 F Street N.E.
Washington D.C. 20549

     RE:     Online Vacation Center Holdings Corp.
                Form 10-K for the fiscal year ended December 31, 2008
                Filed March 27, 2009
                File No. 000-32137

Dear Ms. Crvkel:

This letter responds to your letter to Mr. Edward B. Rudner, Chief Executive Officer of Online Vacation Center Holdings Corp., dated July 1, 2009.

We have reproduced below your numbered comments, followed by our response on behalf of Online Vacation Center Holdings Corp. (the “Company”).

Form 10-K for the fiscal year ended December 31, 2008

Statements of Consolidated Equity, Page 5

1.

We note from your response to our prior comment number one that “adjustment to fair value of the conversion feature of debt issued in conjunction with acquisition“, was based on the results of the audit of La Fern, Inc. in March 2007 which reduced the convertible note and in effect adjusted the fair value of the conversion feature of the note. It is unclear to us based upon your response whether the conversion terms of the note (“Note”) represent a beneficial conversion feature and if so, why was it accounted for under SFAS No. 123(R) rather than the guidance outlined in EITF Nos. 98-5 and/or 00-27 as applicable. If you believe the Note represented a conventional convertible note which did not provide for a beneficial conversion feature, please explain how your accounting treatment complies with the guidance prescribed in paragraph 12 of APB No. 14. Please advise or alternatively, you may revise your financial statements accordingly.

Company’s response:

In response to the Staff’s comments, we have determined that the Note is a conventional convertible note which does not contain a beneficial conversion feature. The conversion price of the debt, $2.00 (per face value of debt) was equal to the market price of the Company’s shares of common stock on the commitment date as defined by EITF No. 98-5; accordingly, there is no beneficial conversion feature. Furthermore, there appears to be no intrinsic value associated with the conversion feature. The debt issued in this transaction has terms somewhat similar to the terms enunciated in paragraph 3 of APB No. 14 and therefore should comply with the guidance prescribed in paragraph No. 12 of APB No. 14.

Based upon the above matters, we will revise our financial statements to reflect a reduction in our goodwill and additional paid in capital of $56,424 and disclose the reasons therefore.

We believe the value ascribed to the conversion feature ($67,611 as of December 31, 2006 and subsequently adjusted to $56,424 as of March 31, 2007) as an increase to both goodwill and additional paid-in capital was not material to the balance sheets as of December 31, 2006 (3.6% overstatement of goodwill, 0.9% overstatement of total assets, 1.3% overstatement of additional paid-in capital and 1.8% overstatement of stockholders’ equity), March 31, 2007 (2% overstatement of goodwill, 0.7% overstatement of total assets, 1% overstatement of additional paid-in capital and 1.4% overstatement of stockholders’ equity) and December 31, 2007 (3.3% overstatement of goodwill, 0.6% overstatement of total assets, 1% overstatement of additional paid-in capital and 1.4% overstatement of stockholders’ equity). As a result of the aforementioned immaterial matters, we propose to revise (reduce by $56,424) our December 31, 2007 (or as of the earliest period presented) balances of goodwill and additional paid-in capital, respectively.

Note 3 - Disposition of Phoenix International Publishing LLC, page F-15

2.

We note your response to our prior comment number four that you will revise your fiscal 2008 financials to record the disposition of Phoenix using a methodology similar to that used at the time the Company acquired Phoenix. In this regard, please be advised that your restated financial statements and related footnote should include all disclosures required by paragraph 26 of SFAS No. 154. Further, all restated amounts should be clearly marked as such. Please provide us with your revised financial statements and disclosures in your next submission.

Company’s response:

We have enclosed drafts for your review of our:

1.	Form 10-K/A – Amendment No. 2 - for the year ended December 31, 2008;
2.	Form 10-Q/A- Amendment No. 1 – for the quarter ended March 31, 2009
3.	Form 8-K – Item 4.02 and related press release.

Subject to the resolution of any additional comments, we will file these documents with the Commission under their respective proper labels.

If you any further questions or comments on the material provided, please contact me.

Sincerely,

Edward B. Rudner
Chief Executive Officer, Principal Accounting Officer and Chairman of the Board of Directors

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K/A

Amendment No. 2

|X|     ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

OR

|_|     TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period _____ from ________ to

Commission file number: 0-32137

ONLINE VACATION CENTER HOLDINGS CORP.
(Name of Small business Issuer in Its Charter)

Florida	65-0701352
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1801 N.W. 66TH Avenue, Suite 102, Plantation, FL 33313

     (Address of Principal Executive Offices) (Zip Code)

Issuer's Telephone Number, Including Area Code:

(954) 377-6400

Securities registered pursuant to Section 12(b) of the Act:
None

Securities registered pursuant to Section 12(g) of the Act:

Common Stock, $.0001 par value per share

Indicate by check mark if the registrant is a well-known issuer, as defined in Rule 405 of the Securities Act        Yes [ ] No [X]

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. Yes [ ] No [X]

Indicate by check mark whether the issuer (1) filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act of 1934 during the past 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. [X] Yes   No [ ]

Indicate by check mark if disclosure pursuant to Item 405 of Regulation S-K is not contained herein and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [ ]

Indicate by check mark whether registrant is a large accelerated filer, a non-accelerated filer, or a smaller reporting company.

Large accelerated filer [ ]                          Accelerated filer [ ]
Non-accelerated filer [ ]                           Smaller reporting company [X]

Indicate by check mark whether the registrant is a shell company (as defined in rule 12b-2 of the Exchange Act).  Yes [ ] No [X]

The aggregate market value of the voting stock held by non-affiliates of the registrant was approximately $3,917,177 as of June 30, 2008 based on the closing price of the issuer's common stock on the Over-the-Counter Bulletin Board on said date ($1.00 per share). For purposes of the foregoing computation, all executive officers, directors and 10% beneficial owners of the registrant are deemed to be affiliates.

The number of shares outstanding of the registrant's common stock as of June 30, 2009: 16,303,688

Documents Incorporated By Reference: None.

Transitional Small Business Disclosure Format: Yes |_| No |X|

EXPLANATORY NOTE

We originally filed our Annual Report on Form 10-K for the year ended December 31, 2008 (the “Original 10-K”) with the Securities and Exchange Commission (“SEC”) on March 27, 2009 (the “Original Filing Date”) and we subsequently amended the Original 10-K by filing Amendment No. 1 on Form 10-K/A with the SEC on March 31, 2009 (the Original 10-K, as so amended, our “Form 10-K”) to include Exhibit 21.1, a list of our subsidiary companies, which was inadvertently omitted from the Original Filing.

The purpose of this Amendment No. 2 on Form 10-K/A (“Form 10-K/A”) is to restate our consolidated financial statements for the fiscal year ended December 31, 2008 (“fiscal 2008”), which are included in our Original 10-K in response to comments received by the Company from the SEC. The issue raised by the SEC in its comment letter related to the accounting for the disposition of Phoenix International Publishing LLC ("Phoenix"). As a result of these comments, our management and the Audit Committee of our Board of Directors decided to change the accounting treatment for the disposition of Phoenix in our consolidated financial statements for fiscal 2008 so that the methodology utilized in determining the fair value of Phoenix as well as the Company’s common stock at disposition was consistent with the methodology utilized in determining the fair value of the Company’s common stock at the time of Phoenix’s acquisition by the Company. In addition, we are revising our presentation and accounting treatment of convertible notes issued in conjunction with previous acquisitions to eliminate the value ascribed to the conversion feature of the notes.

As a result of these adjustments, our loss from discontinued operations and our net loss for fiscal 2008 were understated by $681,250. In addition, our accumulated deficit was understated by $681,250, our additional paid in capital was understated by $624,826 and our goodwill was overstated by $56,424, as of December 31, 2008, respectively. Finally, our loss per share from discontinued operations; both basic and diluted were overstated by $0.04 and our net income per share; both basic and diluted were overstated by $0.04. The adjustments affected all previously issued consolidated financial statements and related disclosures in all quarterly reports filed in fiscal 2008 with the SEC. There was no impact on net cash used in operating activities, the net decrease in cash and equivalents for the year ended December 31, 2008 or the balance of cash and equivalents as of December 31, 2008.

Please see Note 3, Restatement and Revisions to our consolidated financial statements for fiscal 2008 contained in Item 8 – Financial Statements for further information relating to the Restatement.

This Form 10-K/A only amends and restates Items 7, 8, and 9A of Part II and Item 15 of Part IV of our Original 10-K, in each case, solely as a result of, and to reflect, the Restatement, and no other information in our Original 10-K is amended hereby. Except for the amended or restated information contained herein, this Form 10-K/A continues to speak as of the Original Filing Date (unless explicitly identified as of another date). Other events or circumstances occurring after the Original Filing Date or other disclosures necessary to reflect subsequent events have not been updated subsequent to the date of the Original 10-K. Accordingly, this Form 10-K/A should be read in conjunction with our periodic filings, including any amendments to those filings, as well as any Current Reports on Form 8-K filed with the SEC, subsequent to the Original Filing Date of our Original 10-K.

In addition to this Amendment No. 2 to our Form 10-K, we are simultaneously filing an amendment to our Form 10-Q for the first quarter of 2009 and will restate 2008 quarterly data on Form 10-Q for the second and third quarters of 2009.

TABLE OF CONTENTS

Page No.
PART II
ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	3
ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA	8
ITEM 9A - CONTROLS AND PROCEDURES	8
PART IV
ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES	9

SIGNATURES	11

                                        2

PART II

Item 7 - Management's Discussion And Analysis Of Financial Condition And Results Of Operations Of Online Vacation Center Holdings Corp.

Management's Discussion and Analysis or Plan of Operation should be read together with our financial statements and related notes included elsewhere in this Form 10-K/A. This Form 10-K/A, including the following discussion, contains trend analysis and other forward-looking statements within the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Any statements in this Form 10-K/A that are not statements of historical facts are forward-looking statements. These forward-looking statements are based on a number of assumptions and involve risks and uncertainties. Actual results may differ materially from those set forth in such forward-looking statements as a result of factors set forth elsewhere in the Original 10-K, including under “Risk Factors.”

Restatement

The purpose of this Amendment No. 2 on Form 10-K/A (“Form 10-K/A”) is to restate (“Restatement”) our consolidated financial statements for the fiscal year ended December 31, 2008 (“fiscal 2008”), which are included in our Original 10-K in response to comments received by the Company from the SEC. The issue raised by the SEC in its comment letter related to the accounting for the disposition of Phoenix International Publishing LLC ("Phoenix"). As a result of these comments, our management and the Audit Committee of our Board of Directors decided to change the accounting treatment for the disposition of Phoenix in our consolidated financial statements for fiscal 2008 so that the methodology utilized in determining the fair value of Phoenix as well as the Company’s common stock at disposition was consistent with the methodology utilized in determining the fair value of the Company’s common stock at the time of Phoenix’s acquisition by the Company. In addition, we are revising our presentation and accounting treatment of convertible notes issued in conjunction with previous acquisitions to eliminate the value ascribed to the conversion feature of the notes. See Note 3, Restatement and Revisions contained in Note 8 – Financial Statements for further information relating to the Restatement. These changes have been incorporated into Management’s Discussion and Analysis of Financial Condition and Results of Operations below.

3

Overview

We are focused on internally growing and developing our group of diversified vacation marketing companies with a range of products that can be cross-sold to an extensive customer base and providing a high degree of personalized service to help consumers research, plan and purchase a vacation.

We provide vacation marketing services through eight wholly owned subsidiaries. Our portfolio of travel companies includes:

•

Online Vacation Center, a full service vacation seller focused on serving the affluent retiree market. Historically, this subsidiary has been the core business, accounting for the majority of revenue and net income through the sale of high margin cruise packages. This business is now integrated with our other travel companies, Curves Travel, the licensed travel management company of Curves International, Inc., La Fern, Inc., operating as eLeisureLink.com and focusing on land-based vacations, and Cruises for Less, our home-based selling group,

•	Dunhill Vacations, the publisher of three travel newsletters, "Top Travel Values", "Spotlight", and "TRAVELFLASH", and
•

La Tours and Cruises, Inc. and Thoroughbred Travel, LLC, our Houston travel agencies operating as "West University Travel / Journeys Unlimited", focused on providing luxury personal travel products such as cruises, European tours and all-inclusive vacations.

We generate revenues from:

•	commissions on cruises
•	commissions on other travel related products
•	commissions on travel insurance
•	advertising and marketing services provided to travel suppliers

We currently market our services by:

•	producing travel-related publications for consumers
•	telemarketing to our existing customer base
•	direct mailing to our existing customer base as well as targeted prospects
•	email blasting to our opt in subscription base

4

Operating expenses include those items necessary to advertise our services, produce our marketing materials, maintain and staff our travel reservation and fulfillment center including technological enhancements, payroll, commissions and benefits, telephone, ticket delivery and general and administrative expenses including rent and computer maintenance fees.

In November 2007, our Board of Directors granted us the authority to sell Phoenix International Publishing, LLC (“Phoenix”), a publisher of consumer magazines and guides about travel to the U.S. and Canada. We acquired Phoenix from Simon Todd ("Mr. Todd"), its owner, sole member and President on August 31, 2006 in exchange for 1,450,000 shares of our common stock. On March 31, 2008, we completed the sale of Phoenix to Mr. Todd, pursuant to the terms of an acquisition agreement ("Acquisition Agreement"), dated March 31, 2008, by and among the Company, Phoenix, and Mr. Todd. Pursuant to the Acquisition Agreement, we received 1,250,000 shares of our common stock from Mr. Todd at closing. Upon execution of the Acquisition Agreement, Mr. Todd resigned as Vice President of the Company.

Results of Operations

Year Ended December 31, 2008 Compared To Year Ended December 31, 2007

Continuing Operations

Revenues increased by $467,952 or 5.0% to $9,792,338 for the year ended December 31, 2008 (“2008”) compared with $9,324,386 for the year ended December 31, 2007 (“2007’). The increase is attributable to an increase in our publishing business.

Selling and marketing expenses decreased by $664,801 or 18.1% to $3,016,036 for 2008 compared with $3,680,837 for 2007. The decrease is primarily attributable to the decreased sales staff and marketing material expenses. Selling and marketing expenses primarily consist of sales staff compensation and costs to produce marketing materials.

G&A expenses increased by $46,488 or 0.9% to $5,172,967 for 2008 compared with $5,126,479 for 2007. The increase is attributable to the increased G&A expenses associated with the publishing business offset by an across the board decrease in all other G&A expenses. G&A expenses primarily include management and non sales staff compensation, professional services, and occupancy costs.

Depreciation and amortization expense increased by $148,059 to $411,025 for 2008 compared with $262,966 for 2007. The increase is primarily attributable to an increase in the amortization expense of the Dunhill subscriber list.

Net interest expense increased by $8,901 to $24,355 in 2008 compared with $15,454 in 2007. The increase was primarily due to a reduction in interest income earned in 2008 on invested cash balances resulting from a general decline in interest rates in 2008 due to market conditions.

Our income from continuing operations before provision for income taxes was $1,167,955 in 2008 compared with $238,650 in 2007. The increase is due to an increase in publishing revenues and a reduction in selling and marketing expenses during this time period.

Our provision for income taxes increased from $133,411 in 2007 to $553,777 in 2008. The increase is directly related to an increase in our results from operations in which income from continuing operations before income taxes was $1,167,955 in 2008 compared with $238,650 in 2007. Our tax rate in 2008 was 47.4% primarily because of the tax effect of the stock based compensation expense associated with incentive stock options which is deductible for book but not for tax purposes. Our tax rate in 2007 was 55.9%, primarily because of the tax effect of the stock based compensation expense associated with incentive stock options and imputed interest expense associated with acquisition debt which are deductible for book but not for tax purposes.

5

As a result of the foregoing, our income from continuing operations was $614,178 in 2008 compared with $105,239 in 2007.

Discontinued operations

We acquired Phoenix, a United Kingdom publisher of consumer magazines and guides about travel to the U.S. and Canada, on August 31, 2006 for 1,450,000 shares of our common stock. In November 2007, the Company's Board of Directors granted the Company the authority to sell Phoenix. On March 31, 2008, we sold Phoenix to Mr. Todd, the former owner of Phoenix, in exchange for 1,250,000 shares of our common stock which were owned by Mr. Todd. We recorded the sale of Phoenix at its fair value, as defined by Statement of Financial Accounting Standards No. 157, Fair Value Measurements, resulting in a loss of $739,632. For tax purposes, the transaction was treated as a split-off with no resulting tax consequences. We retired the 1,250,000 shares of our common stock received from Mr. Todd in the sale transaction as of March 31, 2008.

The results of operations and cash flows of Phoenix has been removed from the results of continuing operations and the assets and liabilities of Phoenix have been classified as available for sale, as of December 31, 2007. The comparison of the results of operations of Phoenix between the first quarter of 2008 and the year ended December 31, 2007, respectively, is as follows:

	Three Months Ended March 31, 2008 (Restated)	Year Ended December 31, 2007	Increase/ (Decrease)
Revenues	$ 107,569	$ 1,681,083	$ 1,573,514
Operating (loss)	(98,805)	(228,673)	129,838
(Loss) on sale of Phoenix	(739,632)		(739,632)
Net (loss) from discontinued operations	$ (800,524)	$ (147,859)	$ (652,665)

As a result of the foregoing, our net loss was $186,346 in 2008 compared with a net loss of $42,620 in 2007.

Liquidity and Capital Resources

Cash at December 31, 2008 and 2007 was $1,693,447 and $1,189,842 respectively. The primary source of our liquidity and capital resources has historically come from our operations.

Cash flows provided by operating activities was $1,235,297 in 2008 whereas cash flows used in operating activities was $47,094 in 2007. The increase of $1,282,391 in 2008 was attributable to a decrease in cash used for working capital of $253,712, an increase of income from continuing operations of $508,939, and an increase in cash provided by non-cash operating items of $519,740.

Cash flows used in investing activities in 2008 and 2007 were $282,788 and $1,333,720, respectively. The decrease of $1,050,932 was primarily attributable to a decrease of the excess of cash paid over cash received totaling $1,116,713 in conjunction with the Company’s four acquisitions completed during 2007, an increase in capital expenditures and intangible assets totaling $287,067 and a decrease in restricted cash of $303,352 during 2008.

Cash flows used in financing activities in 2008 and 2007 were $458,406 and $125,000, respectively. The 2008 activities were comprised of the repayment of debt issued in conjunction with the La Fern, Inc. and La Tours and Cruises Inc. acquisitions, the Company’s stock repurchase program authorized by our Board of Directors in August 2008 and the payment under a capital lease obligation for new telephone equipment. The 2007 financing activity was the repayment of a note issued in conjunction with the acquisition of Thoroughbred Travel LLC.

Cash flows provided by discontinued operations increased by $10,302 as a result of an increase in cash provided by operating activities in 2008.

At December 31, 2008, we had working capital of $538,404, as compared with a working capital deficit of $847,857 at December 31, 2007, an increase of $1,386,261. We had an accumulated deficit of $1,586,493 at December 31, 2008, an increase of $186,346.

Management believes that the existing cash and cash expected to be provided by operating activities will be sufficient to fund the short term capital and liquidity needs of our operations. We may need to seek to sell equity or debt securities or obtain credit lines from financial institutions to meet our longer-term liquidity and capital requirements. There is no assurance that we will be able to obtain additional capital or financing in amounts or on terms acceptable to the Company, if at all or on a timely basis.

The Company has historically been heavily dependent on relationships with five major cruise lines: Celebrity Cruises, Norwegian Cruise Line, Princess Cruises, Azamara Cruises and Royal Caribbean Cruise Line and also depends on third party service providers for processing certain fulfillment services.

6

Seasonality and Inflation

The domestic and international leisure travel industry is seasonal. Our results have been subject to quarterly fluctuations caused primarily by the seasonal variations in the travel industry. Leisure travel net revenues and net income are generally lower in the third quarter. We expect seasonality to continue in the future. We do not expect inflation to materially affect our revenues and net income.

Recent Accounting Pronouncements

Accounting for Uncertainty in Income Taxes

We adopted the provisions of FASB Interpretation (“FIN”) No. 48, "Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement 109," effective January 1, 2007. FIN 48 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Benefits from tax positions should be recognized in the financial statements only when it is more likely than not that the tax position will be sustained upon examination by the appropriate taxing authority that would have full knowledge of all relevant information. A tax position that meets the more-likely-than-not recognition threshold is measured at the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. Tax positions that previously failed to meet the more-likely-than-not recognition threshold should be recognized in the first subsequent financial reporting period in which that threshold is met. Previously recognized tax positions that no longer meet the more-likely-than-not recognition threshold should be derecognized in the first subsequent financial reporting period in which that threshold is no longer met. FIN 48 also provides guidance on the accounting for and disclosure of unrecognized tax benefits, interest and penalties. Adoption of FIN 48 as of January 1, 2007 did not have a significant impact on our financial statements. At the date of adoption and as of December 31, 2007, we do not have a liability for any unrecognized tax benefits. Our policy is to record interest and penalties on uncertain tax positions as income tax expense. As of December 31, 2007, we have not accrued nor recognized interest or penalties related to uncertain tax positions. We have not recorded any significant increase or decrease to unrecognized tax benefits during 2007 related to U.S. federal or state tax positions.

We file income tax returns in the U.S. federal jurisdiction and various states. We have not been subject to U.S. federal income tax examinations by tax authorities nor state authorities since our inception in 2000. We believe that we have not taken any uncertain tax positions that would impact our condensed consolidated financial statements as of December 31, 2008.

Other Recent Accounting Pronouncements

See Note 2, “Summary of Significant Accounting Policies” in the Notes to the Consolidated Financial Statements for a discussion of recent accounting pronouncements and their effect, if any, on the Company.

Critical Accounting Policies

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, expenses and the disclosure of contingencies. Due to the inherent uncertainty involved in making estimates, actual results reported in future periods may be materially different from those estimates. The following policies are those that we consider to be the most critical. See Note 2, “Summary of Significant Accounting Policies,” for further description of these and all other accounting policies.

Revenue Recognition

We recognize revenue in accordance with Staff Accounting Bulletin (SAB) No. 104 "Revenue Recognition in Financial Statements", which states that revenue is realized or realizable and earned when all of the following criteria are met: persuasive evidence of an arrangement exists, services have been rendered, the seller's price to the buyer is fixed or determinable, and collectibility is reasonably assured. Vacation travel sales transactions are billed to customers at the time of booking, however commission revenue is not recognized in the accompanying consolidated financial statements until the customers’ travel occurs. Advertising revenue is recognized upon distribution of the marketing publication.

Emerging Issues Task Force (EITF) Issue No. 99-19, "Reporting Revenue Gross as a Principal versus Net as an Agent", discusses the weighing of the relevant qualitative factors regarding our status as a primary obligor and the extent of our pricing latitude. Based upon the our evaluation of vacation travel sales transactions and in accordance with the various indicators identified in EITF Issue No. 99-19, our vacation travel suppliers assume the majority of the business risks such as providing the service and the risk of unsold travel packages. As such, all vacation travel sales transactions are to be recorded at the net amount, which is the amount charged to the customer less the amount to be paid to the supplier. The method of net revenue presentation does not impact operating profit, net income, earnings per share or cash flows.

7

Intangible Asset Testing

Absent any circumstances that warrant testing at another time, we test for goodwill and non-amortizing intangible asset impairment as part of our year-end closing process. Our goodwill testing consists of comparing the estimated fair values of each of our operating entities to their carrying amounts, including recorded goodwill. We estimate the fair values of our reporting unit by discounting its projected future cash flows. Developing these future cash flow projections requires us to make significant assumptions and estimates regarding the sales, gross margin and operating expenses of our reporting unit, as well as economic conditions and the impact of planned business or operational strategies. Should future results or economic events cause a change in our projected cash flows, or should our operating plans or business model change, future determinations of fair value may not support the carrying amount of our reporting units and the related goodwill would need to be written down to an amount considered recoverable. Any such write down would be included in the operating expenses. While we make reasoned estimates of future performance, actual results below these expectations, or changes in business direction can result in additional impairment charges in future periods.

Item 8 – Financial Statements

The Company’s restated financial statements as of and for the years ended December 31, 2008 and 2007 are contained on pages F-1 to F-26 of this Annual Report and are incorporated herein by reference.

Item 9A - Controls and Procedures

As of the end of the period covered by this Annual Report, we carried out an evaluation, under the supervision and with the participation of management, including our chief executive officer and principal accounting officer, of the effectiveness of the design and operation of our disclosure controls and procedures as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934. In designing and evaluating the disclosure controls and procedures, management recognizes that there are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their desired control objectives. Additionally, in evaluating and implementing possible controls and procedures, management is required to apply its reasonable judgment.

Based upon the required evaluation, our Chief Executive Officer and Principal Financial Officer concluded as of December 31, 2008, our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in our Exchange Act reports is recorded, processed, summarized and reported within the time periods specified by the Securities and Exchange Commission  ("SEC") and is accumulated and communicated to management, including our Chief Executive Officer and Principal Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Management’s Report on Internal Control Over Financial Reporting

The management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. The Company’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Management conducted an evaluation of the effectiveness of the internal control over financial reporting based on the framework in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2008. Based on management’s assessment and those criteria, management believes that the internal control over financial reporting as of December 31, 2008 was effective.

In reaching this conclusion, our Chief Executive Officer and Principal Financial Officer considered the Restatement described herein. We restated our financial statements for fiscal 2008 in response to comments that we received from the SEC on our 2008 10-K. The issue raised by the SEC in its comment letter related to the accounting for the disposition of Phoenix. As a result of these comments, we decided to change the accounting treatment for the disposition of Phoenix in the Company’s consolidated financial statements for fiscal 2008 so that the methodology utilized in determining the fair value of Phoenix as well as the Company’s common stock at disposition was consistent with the methodology utilized in determining the fair value of the Company’s common stock at the time of Phoenix’s acquisition by the Company.

8

Management’s internal control report was not subject to attestation by the Company’s independent registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only management’s report.

Changes in Internal Controls

There has been no change in the Company’s internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) during the last fiscal quarter covered by this Report that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting. . There have been no significant changes in our internal controls over financial reporting or in other factors that could significantly affect internal controls over financial reporting subsequent to the date we carried out our evaluation.

PART IV

Item 15 – Exhibits, Financial Statement Schedules

Exhibit No.  Exhibit Description

2.1 Acquisition Agreement, dated March 31, 2008, by and among Online Vacation Center Holdings Corp., Phoenix International Publishing LLC, and Simon Todd (incorporated by reference to Exhibit 2.1 in the Company’s Current Report on Form 8-K filed with the SEC on April 2, 2008.

3.1 Amended and Restated Articles of Incorporation of the Company (incorporated by reference to Exhibit 3.1 in the Company's Current Report on Form 8-K/A filed with the SEC on March 21, 2006).

3.2 Bylaws (incorporated by reference to Exhibit 3.2 in the Company's Form 10-SB filed with the SEC on December 19, 2000).

10.1 Termination of Consulting Agreement effective as of September 30, 2007 between the Company and Richard A. McKinnon (incorporated by reference to Exhibit 10.1 in the Company's Quarterly Report on Form 10-QSB for the quarter ended September 30, 2007).

10.2 Employment Agreement dated March 16, 2006 between the Company and Edward B. Rudner (incorporated by reference to Exhibit 10.1 in the Company's Current Report on Form 8-K/A filed with the SEC on March 21, 2006).

10.3 2005 Management and Director Equity Incentive and Compensation Plan (incorporated by reference to Exhibit 4.1 in the Company's Current Report on Form 8-K/A filed with the SEC on March 21, 2006). *

9

10.4 Form of Restricted Share Agreement and Non-Qualified Stock Option for the Plan (incorporated by reference to Exhibit 4.2 and 4.3 in the Company's Current Report on Form 8-K/A filed with the SEC on March 21, 2006). *

10.5 Online Vacation Center Holdings Corp. Deferred Compensation Plan (incorporated by reference) to Exhibit 10.2 in the Company's Quarterly on Form 10-QSB for the quarter ended June 30, 2006.) *

14.1 Code of Ethics (incorporated by reference to Exhibit 14 in the Company's Annual Report on Form 10-KSB for fiscal 2004 filed with the SEC on March 12, 2004)

21.1 Subsidiaries (incorporated by reference to Exhibit 21.1 in the Company's Amendment No. 1 to its Annual Report on Form 10-K for fiscal 2008 filed with the SEC on March 31, 2009)

31.1 Certification by Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. +

31.2 Certification by Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. +

32.1 Certification by Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. +

32.2 Certification by Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. +

___________

* Management Compensatory Plan

+ Filed herewith

10

SIGNATURES

In accordance with Section 13 or 15(d) of the Exchange Act, the registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

              ONLINE VACATION CENTER HOLDINGS CORP.

               By: /s/ Edward B. Rudner

                Edward B. Rudner

                Chief Executive Officer, President, Chief Financial Officer
                and Director

Date: July XX, 2009

In accordance with the Exchange Act, this report has been signed by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

SIGNATURE	TITLE	DATE
/s/ Edward B. Rudner Edward B. Rudner	Chief Executive Officer, President, Chief Financial Officer and Director (principal executive officer and principal financial and accounting officer)	July XX, 2009

/s/ Richard A. McKinnon Richard A. McKinnon	Director	July XX, 2009

/s/ Brian P. Froelich Brian P. Froelich	Director	July XX, 2009

/s/ Frank Bracken Frank Bracken	Director	July XX, 2009

11

ONLINE VACATION CENTER HOLDINGS CORP.

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2008 and 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Online Vacation Center Holdings Corp.

We have audited the accompanying consolidated balance sheets of Online Vacation Center Holdings Corp. as of December 31, 2008 and 2007 and the related consolidated statements of operations, changes in stockholders' equity, and cash flows for the years ended December 31, 2008 and 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Online Vacation Center Holdings Corp. as of December 31, 2008 and 2007 and the results of its operations and its cash flows for the years ended December 31, 2008 and 2007 in conformity with accounting principles generally accepted in the United States of America.

/s/ JEWETT, SCHWARTZ, WOLFE & ASSOCIATES

Hollywood, Florida
March 11, 2009

Except Notes 3, 4 and 9, which are dated July 23, 2009

ONLINE VACATION CENTER HOLDINGS CORP.
CONSOLIDATED BALANCE SHEETS
	December 31,	December 31,
	2008	2007
	(restated)
ASSETS

CURRENT ASSETS
Cash and cash equivalents	$ 1,693,447	$ 1,189,042
Accounts receivable, net	1,236,109	1,053,556
Deposits and prepaid items	733,000	738,958
Deferred tax asset, net	27,672	1,665
Current assets held for sale	-	504,088
Total Current Assets	3,690,228	3,487,309

Restricted cash	63,000	351,243
Property and equipment, net	140,285	127,548
Deferred tax asset, net	-	431,317
Intangible assets, net	1,116,613	988,466
Goodwill	1,697,855	1,697,855
Other assets	58,306	-
Long lived assets held for sale	-	1,909,274
Total Assets	$ 6,766,287	$ 8,993,012
LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
Accounts payable and accrued liabilities	$ 1,041,608	$ 980,078
Deferred revenue	1,989,929	2,384,720
Notes payable and capital lease obligations, current portion	120,287	427,686
Current liabilities held for sale	-	542,682
Total Current Liabilities	3,151,824	4,335,166

Notes payable and capital lease obligations	131,609	182,074

Deferred tax liability	75,461	-

Non current liabilities available for sale	-	302,176

Total Liabilities	3,358,894	4,819,416

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' EQUITY
Preferred stock, 1,000,000 shares authorized at
$.0001 par value; 0 shares issued and outstanding	-	-
Common stock, 80,000,000 shares authorized at
$.0001 par value; 17,252,777 and 18,492,977 shares
issued and outstanding	1,725	1,849
Additional paid-in capital	5,017,789	5,571,894
Accumulated deficit	(1,586,493)	(1,400,147)
Treasury stock at cost; 44,300 shares	(25,628)	-
Total Stockholders' Equity	3,407,393	4,173,596

Total Liabilities and Stockholders' Equity	$ 6,766,287	$ 8,993,012

The accompanying Notes to the Consolidated Financial Statements are an integral part of these statements.

ONLINE VACATION CENTER HOLDINGS CORP.
CONSOLIDATED STATEMENTS OF OPERATIONS

	For the Year Ended December 31,

	2008	2007
	(Restated)
NET REVENUES	$ 9,792,338	$ 9,324,386

OPERATING EXPENSES:
Selling and marketing	3,016,036	3,680,837
General and administrative	5,172,967	5,126,479
Depreciation and amortization	411,025	262,966

OPERATING INCOME	1,192,310	254,104

Interest (expense), net	(24,355)	(15,454)

Income from continuing operations before provision
for income taxes	1,167,955	238,650

Provision for income taxes	553,777	133,411

Income from continuing operations	614,178	105,239

DISCONTINUED OPERATIONS:

Loss from discontinued operations of Phoenix
International Publishing, LLC, net of tax	(800,524)	(147,859)

NET (LOSS)	$ (186,346)	$ (42,620)

EARNINGS PER SHARE - Basic
Income from continuing operations	$ 0.03	$ 0.01
(Loss) from discontinued operations	(0.05)	(0.01)
Net (Loss)	$ (0.01)	$ -

Weighted average shares outstanding - Basic	17,562,316	18,483,950

EARNINGS PER SHARE - Diluted
Income from continuing operations	$ 0.03	$ 0.01
(Loss) from discontinued operations	(0.05)	(0.01)
Net (Loss)	$ (0.01)	$ -

Weighted average shares outstanding - Diluted	17,562,316	18,968,552

The accompanying Notes to the Consolidated Financial Statements are an integral part of these statements.

ONLINE VACATION CENTER HOLDINGS CORP. STATEMENTS OF CONSOLIDATED STOCKHOLDERS' EQUITY FOR THE YEARS ENDED DECEMBER 31, 2007 and 2008 (Restated)

	Common Stock		Additional
			paid-in	Accumulated	Treasury
	Shares	Amount	capital	Deficit	Stock	Total
Balance at December 31, 2006 - restated	18,256,777	$ 1,826	$ 5,031,448	$ (1,357,527)	$ -	$ 3,675,747

Issuance of common stock in
conjunction with acquisitions	225,000	22	337,478			337,500
Issuance of restricted shares under
compensation plan	11,200	1	18,519			18,520
Stock based compensation expense			184,449			184,449
Net loss for the year ended
December 31, 2007				(42,620)		(42,620)
Balance at December 31, 2007 - restated	18,492,977	$ 1,849	$ 5,571,894	$ (1,400,147)	$ -	$ 4,173,596

Issuance of restricted shares under
compensation plan	9,800	1	16,249			16,250
Stock based compensation expense			154,521			154,521
Disposition of Phoenix International
Publishing LLC	(1,250,000)	(125)	(724,875)			(725,000)
Acqusition of treasury stock at cost					(25,628)	(25,628)
Net income for the year ended
December 31, 2008				(186,346)		(186,346)
Balance at December 31, 2008 - restated	17,252,777	$ 1,725	$ 5,017,789	$ (1,586,493)	$ (25,628)	$ 3,407,393

The accompanying Notes to the Consolidated Financial Statements are an integral part of these statements.

ONLINE VACATION CENTER HOLDINGS CORP.
CONSOLIDATED STATEMENTS OF CASH FLOWS
	For the Year Ended
	December 31,	December 31,
	2008	2007
	(Restated)
Cash flows from continuing operating activities:
Net income (loss)	$ (186,346)	$ (42,620)
Loss from discontinued operations, net of tax	800,524	147,859
Income from continuing operations	614,178	105,239
Adjustments to reconcile to net cash inflow from operating activities:
Depreciation and amortization	411,025	262,966
Stock based compensation expense	170,771	202,969
Imputed interest expense- net	7,395	18,150
Deferred income tax expense	518,342	103,708
Increase in accounts receivable	(182,553)	(342,354)
(Increase)/Decrease in deposits and prepaid items	29,400	(386,190)
Increase (Decrease) in accounts payable and accrued liabilities	61,530	(432,036)
Increase/(Decrease) in deferred revenue	(394,791)	420,454
Net cash provided by (used in) operating activities	1,235,297	(47,094)

Cash flows from continuing investing activites:
Capital expenditures	(71,544)	(140,345)
Increase in intangible assets	(417,421)	(61,553)
Decrease (Increase) in restricted cash	288,243	(15,109)
Increase in receivable upon disposition of discontinued operation	(77,134)	-
Cash paid upon disposition of discontinued operation	(4,932)	-
Cash paid for acquisition in excess of cash received	-	(1,116,713)
Cash used in investing activities	(282,788)	(1,333,720)

Cash flows from continuing financing activites:
Purchase of treasury stock under approved repurchase plan	(25,628)	-
Payment of capital lease obligations	(5,058)
Repayment of notes payable	(427,720)	(125,000)
Cash used in financing activities	(458,406)	(125,000)

Discontinued Operations
Cash provided by operating activities	10,302	35,971
Cash provided by discontinued operations	10,302	35,971

Increase (Decrease) in cash during the period	504,405	(1,469,843)

Cash at the beginning of the period	1,189,042	2,658,885

Cash at the end of the period	$ 1,693,447	$ 1,189,042

Supplemental information:
Cash paid for interest	$ 26,324	$ 22,467
Cash paid for taxes	$ 17,889	$ 8,386
Common stock issued in conjunction with acquisitions	$ -	$ 337,500
Capital lease obligations additions	$ 62,944	$ -
Net debt issued in conjunction with acquisitions	$ -	$ 216,610
Common stock received in conjunction with disposition of
discontinued operation	$ 725,000	$ -
The accompanying Notes to the Consolidated Financial Statements are an integral part of these statements.

ONLINE VACATION CENTER HOLDINGS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – BACKGROUND

Overview

Online Vacation Center Holdings Corp. (the “Company”) is a Florida holding company, focused on internally growing and developing its group of diversified vacation marketers with a range of products that can be cross-sold to an extensive customer base which entails providing a high degree of personalized service to help consumers research, plan and purchase a vacation.

The Company provides vacation travel and marketing services through its eight wholly owned subsidiaries. Its portfolio of travel companies include:

Online Vacation Center, Inc. ("Online Vacation Center"), a full service vacation seller focused on serving the affluent retiree market. Historically, this subsidiary has been the Company’s core business, accounting for the majority of revenue and net income through the sale of high margin cruise packages. This business is now integrated with three other subsidiaries, Curves Travel, the licensed travel management company of Curves International, Inc., La Fern, Inc., operating as eLeisureLink.com and focusing on land-based vacations, and Cruises for Less, a home-based selling group.

Dunhill Vacations, Inc. ("Dunhill"), the publisher of three travel newsletters, "Top Travel Values", "Spotlight", and "TRAVELFLASH"

La Tours and Cruises, Inc. (“La Tours”) and Thoroughbred Travel, LLC, its Houston travel agencies operating as ‘West University Travel / Journeys Unlimited’, focused on providing luxury personal travel products such as cruises, European tours and all-inclusive vacations.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of Online Vacation Center Holdings Corp. and its wholly owned subsidiaries. All significant intercompany transactions and balances have been eliminated. The Company makes operating decisions, assesses performance and manages the business as one reportable segment.

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements. These estimates and assumptions also affect the reported amounts of revenues, costs and expenses during the reporting period. Management evaluates these estimates and assumptions on a regular basis. Actual results could differ from those estimates.

 ONLINE VACATION CENTER HOLDINGS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Revenue Recognition

The Company recognizes revenue in accordance with Staff Accounting Bulletin (SAB) No. 104 "Revenue Recognition in Financial Statements", which states that revenue is realized or realizable and earned when all of the following criteria are met: persuasive evidence of an arrangement exists, services have been rendered, the seller's price to the buyer is fixed or determinable, and collectibility is reasonably assured. Vacation travel sales transactions are billed to customers at the time of booking, however commission revenue is not recognized in the accompanying consolidated financial statements until the customers’ travel occurs. Advertising revenue is recognized upon distribution of the marketing publication.

Emerging Issues Task Force (EITF) Issue No. 99-19, "Reporting Revenue Gross as a Principal versus Net as an Agent", discusses the weighing of the relevant qualitative factors regarding the Company’s status as a primary obligor and the extent of their pricing latitude. Based upon the Company’s evaluation of vacation travel sales transactions and in accordance with the various indicators identified in EITF Issue No. 99-19, the Company’s vacation travel suppliers assume the majority of the business risks such as providing the service and the risk of unsold travel packages. As such, all vacation travel sales transactions are to be recorded at the net amount, which is the amount charged to the customer less the amount to be paid to the supplier. The method of net revenue presentation does not impact operating profit, net income, earnings per share or cash flows.

Concentration of Credit Risk

The Company’s business is subject to certain risks and concentrations including dependence on relationships with travel suppliers (primarily cruise lines), and to a lesser extent, exposure to risks associated with online commerce security and credit card fraud. The Company is highly dependent on its relationships with five major cruise lines: Celebrity Cruises, Norwegian Cruise Line, Royal Caribbean Cruise Line, Azamara Cruises and Princess Cruises. The Company also depends on third party service providers for processing certain fulfillment services.

Concentrations of credit risk with respect to client accounts receivable are limited because of the Company's policy to require deposits from customers, the number of customers comprising the client base and their dispersion across geographical locations.

Financial instruments, which potentially subject the Company to concentration of credit risk, consist primarily of cash and bank certificates of deposit. These accounts are maintained with financial institutions insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000 for interest bearing accounts and to the account balance for non-interest bearing accounts in accordance with the FDIC’s Transaction Guarantee Program. At December 31, 2008, the balances at various financial institutions over the FDIC insured limit relating to cash and cash equivalents and restricted cash were approximately $161,000. The Company believes these balances are not at risk as they are held by sound financial institutions.

Marketing Costs

Substantially all marketing costs are charged to expense as incurred and principally represent production, printing, direct mail costs, and online advertising. Marketing expense for the years ended December 31, 2008 and 2007 approximated $1,240,671 and $2,642,799 respectively.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. At December 31, 2008, highly liquid investments, as defined, totaled approximately $67,000. Cash and cash equivalents included cash in the bank, cash on hand and highly liquid investments.

 ONLINE VACATION CENTER HOLDINGS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Accounts Receivable

Travel suppliers generally pay commissions between 60 days before to 90 days after travel has commenced, overrides in the first quarter following the period earned, and marketing and advertising invoices between 30 days to 90 days after invoice date. The Company determines its allowance by considering a number of factors, including the length of time trade accounts receivable are past due, the Company’s previous loss history, the specific supplier’s current ability to pay its obligation to the Company and the condition of the general economy and the industry as a whole. The Company writes off accounts receivable when they become uncollectible, and payments subsequently received on such receivables are recognized as revenue in the period received. At December 31, 2008 and 2007, the allowance for doubtful accounts was $30,202 and $38,077, respectively.

Restricted Cash

In accordance with Accounting Review Board (ARB) No. 43, Chapter 3A, “Current Assets and Current Liabilities”, cash which is restricted as to withdrawal is considered a noncurrent asset. Restricted cash consists of collateral for four letters of credit and a reserve for credit card processing. The Company’s former credit card processor, Global Payments, held a $280,000 reserve for credit cards processed at December 31, 2007. Global Payments released all funds in 2008. Certificates of deposit of $63,000 are collateral for outstanding letters of credit due to expire in 2009. The letters of credit are required by industry and state regulations and will be renewed.

Property and Equipment

Property and equipment, including significant improvements, are recorded at cost. Repairs and maintenance and any gains or losses on dispositions are recognized as incurred. Depreciation and amortization are provided for on a straight-line basis to allocate the cost of depreciable assets to operations over their estimated service lives.

Asset Category	Depreciation/ Amortization Period
Office equipment	2 to 3 Years
Furniture & fixtures	5 to 7 Years
Leasehold improvements	6.5 Years

Goodwill and Indefinite-Lived Intangible Assets

In accordance with SFAS No. 142, "Goodwill and Other Intangible Assets," goodwill, represents the excess of the purchase price and related costs over the value assigned to net tangible and identifiable intangible assets of businesses acquired and accounted for under the purchase method, acquired in business combinations is assigned to reporting units that are expected to benefit from the synergies of the combination as of the acquisition date. Under this standard, goodwill and intangibles with indefinite useful lives are no longer amortized. The Company assesses goodwill and indefinite-lived intangible assets for impairment annually during the fourth quarter, or more frequently if events and circumstances indicate impairment may have occurred in accordance with SFAS No. 142. If the carrying value of a reporting unit's goodwill exceeds its implied fair value, the Company records an impairment loss equal to the difference. SFAS No. 142 also requires that the fair value of indefinite-lived purchased intangible assets be estimated and compared to the carrying value. The Company recognizes an impairment loss when the estimated fair value of the indefinite-lived purchased intangible assets is less than the carrying value.

ONLINE VACATION CENTER HOLDINGS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Long-Lived Assets

The Company's accounting policy regarding the assessment of the recoverability of the carrying value of long-lived assets, including property and equipment and purchased intangible assets with finite lives, is to review the carrying value of the assets, annually, during the fourth quarter, or whenever events or changes in circumstances indicate that they may be impaired. If this review indicates that the carrying value will not be recoverable, as determined based on the projected discounted future cash flows, the carrying value is reduced to its estimated fair value.

Income Taxes

The Company accounts for income taxes under the liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled.

Comprehensive Income

Comprehensive income is comprised of net income and other comprehensive income. Other comprehensive income includes certain changes in equity that are excluded from net income. At December 31, 2008 and 2007, respectively, there were no material items to be included in accumulated other comprehensive income.

Earnings Per Share

Basic earnings per share is computed by dividing net income available to common shareholders by the weighted average number of common shares outstanding during the period. Diluted earnings per share reflects the potential dilution that could occur if stock options and other commitments to issue common stock were exercised or equity awards vest resulting in the issuance of common stock or conversion of notes into shares of common stock that could share in the earnings of the Company. This calculation is not done for periods in a loss position as this would be antidilutive.

Stock-Based Compensation

In December 2004, the FASB issued a revision of SFAS 123 ("SFAS 123(R)") that requires compensation costs related to share-based payment transactions to be recognized in the statement of operations. With limited exceptions, the amount of compensation cost will be measured based on the grant-date fair value of the equity or liability instruments issued. In addition, liability awards will be remeasured each reporting period. Compensation cost will be recognized over the period that an employee provides service in exchange for the award. SFAS 123(R) replaces SFAS 123 and is effective as of January 1, 2006.

In March 2005, the U.S. Securities and Exchange Commission, or SEC, released Staff Accounting Bulletin 107, "Share-Based Payments," ("SAB 107"). The interpretations in SAB 107 express views of the SEC staff, or staff, regarding the interaction between SFAS 123R and certain SEC rules and regulations, and provide the staff's views regarding the valuation of share-based payment arrangements for public companies. In particular, SAB 107 provides guidance related to share-based payment transactions with non-employees, the transition from nonpublic to public entity status, valuation methods (including assumptions such as expected volatility and expected term), the accounting for certain redeemable financial instruments issued under share-based payment arrangements, the classification of compensation expense, non-GAAP financial measures, first-time adoption of SFAS 123R in an interim period, capitalization of compensation cost related to share-based payment arrangements, the accounting for income tax effects of share-based payment arrangements upon adoption of SFAS 123R, the modification of employee share options prior to adoption of SFAS 123R and disclosures in Management's Discussion and Analysis subsequent to adoption of SFAS 123R. SAB 107 requires stock-based compensation be classified in the same expense lines as cash compensation is reported for the same employees.

ONLINE VACATION CENTER HOLDINGS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Off-Balance Sheet Arrangements

The Company has not entered into any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Company’s financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources and would be considered material to shareholders.

Recent Accounting Pronouncements

Accounting for Uncertainty in Income Taxes

The Company adopted the provisions of FASB Interpretation (“FIN”) No. 48, "Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement 109," effective January 1, 2007. FIN 48 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Benefits from tax positions should be recognized in the financial statements only when it is more likely than not that the tax position will be sustained upon examination by the appropriate taxing authority that would have full knowledge of all relevant information. A tax position that meets the more-likely-than-not recognition threshold is measured at the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. Tax positions that previously failed to meet the more-likely-than-not recognition threshold should be recognized in the first subsequent financial reporting period in which that threshold is met. Previously recognized tax positions that no longer meet the more-likely-than-not recognition threshold should be derecognized in the first subsequent financial reporting period in which that threshold is no longer met. FIN 48 also provides guidance on the accounting for and disclosure of unrecognized tax benefits, interest and penalties. Adoption of FIN 48 as of January 1, 2007 did not have a significant impact on the Company’s financial statements. At the date of adoption and as of December 31, 2008 and December 31, 2007, respectively, the Company did not have a liability for any unrecognized tax benefits. The Company’s policy is to record interest and penalties on uncertain tax positions as income tax expense. As of December 31, 2008 and December 31 2007, respectively, the Company had not accrued nor recognized interest or penalties related to uncertain tax positions. The Company has not recorded any significant increase or decrease to unrecognized tax benefits during 2008 or 2007 related to U.S. federal or state tax positions.

The Company files income tax returns in the U.S. federal jurisdiction and various states. The Company has not been subject to U.S. federal income tax examinations by tax authorities nor state authorities since its inception in 2000. The Company believes that it has not taken any uncertain tax positions that would impact its condensed consolidated financial statements as of December 31, 2008 and December 31, 2007, respectively.

ONLINE VACATION CENTER HOLDINGS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Fair Value Measurements

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, Fair Value Measurements, (“FAS 157”). This Standard defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. In February 2008, the FASB issued FASB Staff Position (“FSP”) FAS 157-2 that delayed, by one year, the effective date of FAS 157 for the majority of non-financial assets and non-financial liabilities. The Company’s adoption of FAS 157 for certain assets and liabilities, which were not included in FSP FAS 157-2, as of January 1, 2008, did not have a material impact on the Company’s financial position, results of operations or cash flows as of and for the year ended December 31 ,2008 except as discussed in Note 2. Cash equivalents and restricted cash are carried at cost which approximates fair value.

In October 2008 the FASB issued FSP SFAS No. 157-3, Determining the Fair Value of a Financial Asset When The Market for That Asset Is Not Active, (“FSP FAS 157-3”) to clarify the application of the provisions of FAS157 in an inactive market and how an entity would determine fair value in an inactive market. FSP FAS 157-3 was effective immediately. The application of the provisions of FSP 157-3 did not materially affect our results of operations or financial condition as of and for the periods ended December 31, 2008.

Accounting for Defined Benefit Pension and Other Postretirement Plans

In September 2006 Statement of Financial Accounting Standards No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statement No. 87, 88, 106 and 132(R), (“FAS 158”). This Standard requires recognition of the funded status of a benefit plan in the statement of financial position. The Standard also requires recognition in other comprehensive income certain gains and losses that arise during the period but are deferred under pension accounting rules, as well as modifies the timing of reporting and adds certain disclosures. FAS 158 provides recognition and disclosure elements to be effective as of the end of the fiscal year after December 15, 2006 and measurement elements to be effective for fiscal years ending after December 15, 2008. The Company does not expect the remaining elements of this Statement to have a material impact on the Company’s financial condition, results of operations, cash flows when adopted.

Fair Value Option of Financial Assets and Financial Liabilities

In February 2007, the FASB issued SFAS No.159, The Fair Value Option of Financial Assets and Financial Liabilities (“FAS 159”). FAS 159 provides an option to report selected financial assets and financial liabilities using fair value. The standard establishes required presentation and disclosures to facilitate comparisons with companies that use different measurements for similar assets and liabilities. FAS 159 is effective for fiscal years beginning after November 15, 2007, with early adoption allowed if FAS 157 is also adopted. Upon adoption of this Statement, the Company did not elect the FAS 159 option for its existing financial assets and liabilities and therefore adoption of SFAS 159 did not have any impact on its consolidated financial statements.

Business Combinations

In December 2007, the FASB issued SFAS No. 141(R), ‘‘Business Combinations’’ (‘‘FAS 141(R)’’). FAS 141(R) establishes principles and requirements for how an acquirer in a business combination:

•	Recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed and any noncontrolling interest in the acquiree
•	Recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase; and
•	Determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination.

ONLINE VACATION CENTER HOLDINGS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FAS 141(R) is effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The Company has not yet assessed the impact of adoption, if any, on its consolidated financial statements.

Noncontrolling Interest in Consolidated Financial Statements

In December 2007, the FASB issued SFAS No. 160, ‘‘Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51’’ (‘‘FAS 160’’). FAS 160 amends ARB 51 to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. It also amends certain of ARB 51’s consolidation procedures for consistency with the requirements of FAS 141(R). FAS 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. The Company has not yet assessed the impact of adoption, if any, on its consolidated financial statements.

Accounting for Collaborative Arrangements

In December 2007, the Emerging Issues Task Force (“EITF”) met and ratified EITF No.07-01, Accounting for Collaborative Arrangements, in order to define collaborative arrangements and to establish reporting requirements for transactions between participants in a collaborative arrangement and between participants in the arrangement and third parties. This EITF is effective for financial statements issued for fiscal years beginning after December15, 2008, and interim periods within those fiscal years. This EITF is to be applied retrospectively to all prior periods presented for all collaborative arrangements existing as of the effective date. We are currently assessing the impact of this EITF to our consolidated financial statements.

Determination of the Useful Life of Intangible Assets

In April 2008, the FASB issued FSP FAS 142-3, “Determination of the Useful Life of Intangible Assets,”, which amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of intangible assets under FAS 142 “Goodwill and Other Intangible Assets”. The intent of this FSP is to improve the consistency between the useful life of a recognized intangible asset under FAS 142 and the period of the expected cash flows used to measure the fair value of the asset under FAS 141 (revised 2007) “Business Combinations” and other U.S. generally accepted accounting principles. The Company is currently evaluating the potential impact of FSP FAS 142-3 upon its consolidated financial statements.

Disclosure about Derivative Instruments and Hedging Activities

In March 2008, the FASB issued SFAS No. 161, Disclosure about Derivative Instruments and Hedging Activities, an amendment of FASB Statement No. 133, (“FAS 161”). This Statement requires that objectives for using derivative instruments be disclosed in terms of underlying risk and accounting designation. The Company is required to adopt FAS 161 on January 1, 2009. The Company is currently evaluating the potential impact of FAS No. 161 upon its consolidated financial statements.

Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement)

In May 2008, the FASB issued FSP No. APB 14-1, "Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement)" The FSP, which clarifies the accounting for convertible debt instruments that may be settled in cash (including partial cash settlement) upon conversion. The FSP requires issuers to account separately for the liability and equity components of certain convertible debt instruments in a manner that reflects the issuer's nonconvertible debt (unsecured debt) borrowing rate when interest cost is recognized. The FSP requires bifurcation of a component of the debt, classification of that component in equity and the accretion of the resulting discount on the debt to be recognized as part of interest expense in our consolidated statement of operations. The FSP requires retrospective application to the terms of instruments as they existed for all periods presented. The FSP is effective for us as of January 1, 2009 and early adoption is not permitted. The Company is currently evaluating the potential impact of FSP APB 14-1 upon its consolidated financial statements.

ONLINE VACATION CENTER HOLDINGS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Hierarchy of Generally Accepted Accounting Principles

In May 2008, the FASB issued SFAS No. 162, “The Hierarchy of Generally Accepted Accounting Principles” (FAS No. 162). FAS No. 162 identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements. FAS No. 162 is effective 60 days following the SEC’s approval of the Public Company Accounting Oversight Board amendments to AICPA Audit Section No. 411, “The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles”. The implementation of this standard will not have a material impact on the Company’s consolidated financial position and results of operations.

Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities

In June 2008, the FASB issued FSP EITF 03-6-1, “Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities” (FSP EITF 03-6-1). FSP EITF 03-6-1 clarified that all outstanding unvested share-based payment awards that contain rights to nonforfeitable dividends participate in undistributed earnings with common shareholders. Awards of this nature are considered participating securities and the two-class method of computing basic and diluted earnings per share must be applied. FSP EITF 03-6-1 is effective for fiscal years beginning after December 15, 2008. The Company is currently assessing the impact of FSP EITF 03-6-1 on its consolidated financial position and results of operations.

Determining Whether an Instrument (or an Embedded Feature) Is Indexed to an Entity’s Own Stock

In June 2008, the FASB ratified EITF Issue No. 07-5, “Determining Whether an Instrument (or an Embedded Feature) Is Indexed to an Entity’s Own Stock” (EITF 07-5). EITF 07-5 provides that an entity should use a two step approach to evaluate whether an equity-linked financial instrument (or embedded feature) is indexed to its own stock, including evaluating the instrument’s contingent exercise and settlement provisions. It also clarifies on the impact of foreign currency denominated strike prices and market-based employee stock option valuation instruments on the evaluation. EITF 07-5 is effective for fiscal years beginning after December 15, 2008. The Company is currently assessing the impact of EITF 07-5 on its consolidated financial position and results of operations.

A variety of proposed or otherwise potential accounting standards are currently under study by standard-setting organizations and various regulatory agencies. Because of the tentative and preliminary nature of these proposed standards, management has not determined whether implementation of such proposed standards would be material to the Company’s consolidated financial statements.

NOTE 3 - RESTATEMENTS AND REVISIONS

The purpose of this Amendment No. 2 on Form 10-K/A (“Form 10-K/A”) is to restate the Company’s consolidated financial statements for the fiscal year ended December 31, 2008 (“fiscal 2008”), which are included in the Company’s Original 10-K in response to comments received by the Company from the SEC. The issue raised by the SEC in its comment letter related to the accounting for the disposition of Phoenix International Publishing LLC ("Phoenix"). As a result of these comments, the Company’s management and the Audit Committee of its Board of Directors decided to change the accounting treatment for the disposition of Phoenix in the Company’s consolidated financial statements for fiscal 2008 so that the methodology utilized in determining the fair value of Phoenix as well as the Company’s common stock at disposition was consistent with the methodology utilized in determining the fair value of the Company’s common stock at the time of Phoenix’s acquisition by the Company.

In addition, the Company is revising the accounting treatment for the conversion feature associated with the convertible debt issued in conjunction with the acquisitions of Thoroughbred Travel LLC and La Fern Inc. (“Notes”) in 2006. Value was assigned to the conversion feature of the Notes which resulted in an increase in goodwill and additional paid-in capital whereas no conversion feature value should have been assigned to the Notes. In addition to this Amendment No. 2 on Form 10-K/A, the Company will file concurrently Form 10-Q/A for the first quarter of 2009 and will restate 2008 quarterly data on Form 10-Q for the second and third quarters of 2009.

As a result of these adjustments, both the Company’s 2008 loss from discontinued operations and net loss were understated by $681,250. In addition, the Company’s accumulated deficit was understated by $681,250, additional paid in capital was understated by $624,826 and goodwill was overstated by $56,424 as of December 31, 2008. Finally, the Company’s loss per share from discontinued operations; both basic and diluted were overstated by $0.04 and net income per share; both basic and diluted were overstated by $0.04 for 2008. There was no impact on net cash used in operating activities, the net decrease in cash and equivalents for the year ended December 31, 2008 or the balance of cash and equivalents as of December 31, 2008.

ONLINE VACATION CENTER HOLDINGS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The effects of the restatement on the consolidated balance sheet as of December 31, 2008 are summarized in the following table:

CONSOLIDATED BALANCE SHEET
	December 31, 2008
	As Originally Reported	Adjustments	As Restated
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$ 1,693,447	$ --	$ 1,693,447
Accounts receivable, net	1,236,109	--	1,236,109
Deposits and prepaid items	733,000	--	733,000
Deferred tax asset, net	27,672	--	27,672
Total Current Assets	3,690,228	--	3,690,228
Restricted cash	63,000	--	63,000
Property and equipment, net	140,285	--	140,285
Intangible assets, net	1,116,613	--	1,116,613
Goodwill	1,754,279	(56,424)	1,697,854
Other assets	58,306	--	58,306
Total Assets	$ 6,822,711	$ (56,424)	$ 6,766,287

LIABILITIES AND STOCKHOLDER’S EQUITY
CURRENT LIABILITIES
Accounts payable and accrued liabilities	$ 1,041,608	$ --	$ 1,041,608
Deferred revenue	1,989,929	--	1,989,929
Notes payable and capital lease obligations, current portion	120,287	--	120,287
Total Current Liabilities	3,151,824	--	3,151,824
Notes payable and capital lease obligations	131,609	--	131,609
Deferred tax liability	75,461	--	75,461
TOTAL LIABILITIES	3,358,894		3,358,894

STOCKHOLDERS' EQUITY
Preferred stock	--	--	--
Common stock	1,725	--	1,725
Additional paid-in capital	4,392,963	624,826	5,017,789
Accumulated deficit	(905,243)	(681,250)	(1,586,493)
Treasury stock	25,628	--	25,628
TOTAL STOCKHOLDERS’ EQUITY	3,463,817	(56,424)	3,407,393
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 6,822,711	$ (56,424)	$ 6,766,287

ONLINE VACATION CENTER HOLDINGS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The effects of the restatement on the consolidated statement of operations for the year ended December 31, 2008 are summarized in the following table:

CONSOLIDATED STATEMENT OF OPERATIONS
Year Ended December 31, 2008
	As Originally Reported	Adjustment	As Restated
Income from continuing operations	$ 614,178	$ --	$ 614,178
Discontinued operations:
Loss from discontinued operations of Phoenix International Publishing LLC, net of tax	(119,274)	(681,250)	(800,524)
Net income/(loss)	$ 494,904	$ (681,250)	$ (186,346)

Earnings/(Loss) per share – basic and diluted
Income from continuing operations	$ 0.03	$ --	$ 0.03
Loss from discontinued operations	(0.01)	(0.05)	(0.05)
Net income/(loss)	$ 0.03	$ (0.05)	$ (0.01)

NOTE 4 – DISPOSITION OF PHOENIX INTERNATIONAL PUBLISHING LLC

In November 2007, the Company’s Board of Directors granted the Company the authority to sell Phoenix International Publishing LLC (“Phoenix”), a publisher of consumer magazines and guides about travel to the U.S. and Canada. On March 31, 2008, the Company completed the sale of Phoenix to Simon Todd (“Mr. Todd”), pursuant to the terms of an acquisition agreement (“Acquisition Agreement”), dated March 31, 2008, by and among the Company, Phoenix, and Mr. Todd. Pursuant to the Acquisition Agreement, the Company received 1,250,000 shares of the Company’s common stock from Mr. Todd at closing. The Acquisition Agreement provides for, among other matters, contingent consideration from Mr. Todd in the event that certain thresholds of profitability, as defined, are attained within three years from the date of disposition or sale of Phoenix by Mr. Todd to a third party for an amount in excess of a defined amount for a period of three years from March 31, 2008. The amount of contingent consideration, if any, can not be determined as the likelihood of such future events giving rise to such contingent consideration can not be ascertained nor the effects estimated. Upon execution of the Acquisition Agreement, Mr. Todd resigned as Vice President of the Company. Prior to the acquisition of Phoenix by the Company, Mr. Todd was the owner, sole member, and President of Phoenix. The Company acquired Phoenix from Mr. Todd on August 31, 2006 for 1,450,000 shares of the Company’s common stock.

For tax purposes, the transaction was treated as split-off with no resulting tax consequences. The Company retired the 1,250,000 shares of its common stock received as of March 31, 2008.

ONLINE VACATION CENTER HOLDINGS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The results of operations and cash flows of Phoenix have been removed from the results of continuing operations and have been accounted for as discontinued operations.

	For the three months ended March 31, 2008	For the year ended December 31, 2007
	(Restated)
Revenues	$ 107,569	$1,681,083
Loss before income taxes	$ 98,503	$ 227,242
Loss on sale of Phoenix	739,632	--
Income tax benefit	37,611	79,383
Loss from discontinued operations	$ 800,524	$ 147,859

The assets and liabilities of discontinued business have been reclassified and are segregated in the consolidated balance sheet of December 31, 2007 as summarized as follows:

December 31, 2007
Accounts receivable	$ 501,992
Deposits and prepaid items	2,096
Total current assets held for sale	$ 504,088

Intangible assets, net	$ 783,244
Goodwill	1,126,030
Total long lived assets held for sale	$ 1,909,274

Accounts payable and accrued liabilities	$ 359,182
Deferred revenue	183,500
Total current liabilities available for sale	$ 542,682

Non current deferred income taxes payable	$ 302,176
Non current liabilities available for sale	$ 302,176

In conjunction with the Acquisition Agreement, Phoenix is obligated to pay its pre-disposition intercompany debt balance to the Company of $100,000 in forty consecutive monthly payments of $2,500 commencing on October 1, 2008. The series of forty monthly payments of $2,500 has been discounted, using the Company’s estimated incremental borrowing rate of 6.5% and the aggregate related unamortized net imputed interest of $8,885 has been offset against the face value of the receivable and a corresponding interest expense recorded. The current portion of this receivable from Phoenix, $25,310, has been classified as deposits and prepaid items and the remaining balance of $58,306 as other assets as of December 31, 2008.

ONLINE VACATION CENTER HOLDINGS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5 – PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consist of the following:

	December 31,	December 31,
	2008	2007
Prepaid expenses	$ 303,150	$ 236,723
Refundable deposits with suppliers	429,850	502,235
Prepaid expenses and other current assets	$ 733,000	$ 738,958

NOTE 6 – PROPERTY AND EQUIPMENT, NET

Property and equipment consist of the following:

	December 31,	December 31,
	2008	2007
Office equipment	$ 391,606	$ 526,941
Furniture & fixtures	61,864	61,864
Leasehold improvements	67,368	67,368
	520,838	656,173
Less: Accumulated depreciation	(380,553)	(528,625)
Property and equipment, net	$ 140,285	$ 127,548

Depreciation expense for the years ended December 31, 2008 and 2007 was $121,753 and $105,011, respectively.

NOTE 7 – ACQUISITIONS

During the first half of 2007, Online Vacation Center Holdings Corp. acquired La Tours, Dunhill, Curves Travel and purchased certain assets of SmartTraveler.com, Inc. (collectively the “2007 Acquisitions”). In conjunction with the 2007 Acquisitions, the cash paid in excess of the net of cash acquired, was $1,116,713. Additionally the Company issued 225,000 shares of its common stock and issued notes aggregating $300,000. The consideration had been allocated to assets and liabilities, including separate identifiable intangible assets based on independent third party valuations and internal assessments with approximately $982,563 allocated to goodwill.

The operations of the 2007 Acquisitions have been included in the Company’s consolidated results since their respective dates of acquisition.

NOTE 8 – INTANGIBLE ASSETS, NET

During 2002, Online Vacation Center, Inc. purchased the rights to the Renaissance Cruises name and customer database. Online Vacation Center, Inc. also registered two trade names and marks for Online Vacation Center, Inc. Costs of $56,643 were capitalized and are being amortized over the expected 15-year useful lives of the trademarks.

A third-party company was hired to prepare a valuation to assist management of the Company in its allocation of the purchase price, primarily through the determination of the fair value and remaining useful lives of respective intangible assets in conjunction with its acquisitions during 2007 and 2006. The fair value related to the intangible assets acquired pertaining to these acquisitions was $1,051,080 and was capitalized and amortized over their expected useful lives, ranging from 1 to 10 years.

ONLINE VACATION CENTER HOLDINGS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The customer lists acquired by Dunhill are capitalized and amortized over their estimated useful lives of four years.

The Company conducted its annual test for impairment during the fourth quarter of 2008. The results of the impairment tests indicated that the intangibles were not impaired.

Intangible assets consist of the following:

	December 31,	December 31,
	2008	2007
Trade names Customer contracts and backlog Customer lists and relationships	$ 296,040 9,000 1,281,655	$ 289,253 9,000 868,323
	1,586,695	1,166,576
Less: Accumulated amortization	(470,082)	(178,110)
Intangible assets, net	$ 1,116,613	$ 988,466

Amortization expense for the years ended December 31, 2008 and 2007 was $289,272 and $157,955, respectively. The estimated aggregate amortization expense for the next five years and thereafter is as follows:

Year	Estimated Annual Amortization Expense
2009	$ 294,307
2010	260,331
2011	231,731
2012	90,260
2013 and thereafter	239,984

NOTE 9 – GOODWILL

The Company initially recorded $1,731,417 in conjunction with its acquisitions in 2006 and 2007. The goodwill associated with 2006 acquisitions was subsequently reduced in 2007 by $33,562 due to the completion of an audit in 2007 of La Fern resulting in reductions of purchase price and related conversion feature of the debt issued and a reduction of deferred tax liabilities associated with the Thoroughbred acquisition. During the fourth quarter of 2008, the Company tested the carrying value of goodwill for impairment. The results of the tests indicated that the carrying value of the goodwill was not impaired.

Changes to the carrying amounts of consolidated goodwill are as follows:

(Restated)
Balance at December 31, 2006	$ 748,854
Acquisitions	982,563
Adjustments	(33,562)
Balance at December 31, 2007 and 2008	$ 1,697,855

NOTE 10 – ACCOUNTS PAYABLE AND ACCRUED EXPENSES

Accounts payable and accrued expenses consisted of the following:

	December 31, 2008	December 31, 2007
Accounts payable	$ 571,800	$ 445,985
Accrued compensation	351,128	356,750
Accrued professional fees	102,932	154,932
Other accrued expenses	15,748	22,411
Total	$ 1,041,608	$ 980,078

ONLINE VACATION CENTER HOLDINGS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 – DEFERRED REVENUES

Deferred revenue consists of sales commission received from vacation travel suppliers net of cancellations, administrative fees received from passengers in advance of passenger travel dates and amounts invoiced for publishing advertising to be contained in the future publications. The advance sales commission, administrative fees and publishing advertising revenue is considered unearned revenue and recorded as deferred revenue in the accompanying consolidated balance sheets. Deferred revenue is recognized on the accompanying consolidated financial statements when the passenger travel occurs or the publication is distributed. At December 31, 2008 and December 31, 2007, deferred revenues were $1,989,929 and $2,384,720, respectively.

NOTE 12 – NOTES PAYABLE AND CAPITAL LEASE OBLIGATIONS

The Notes Payable and Capital Lease Obligations consist of the following:

	December 31, 2008	December 31, 2007
Convertible Note - La Fern, Inc.	$ --	$ 327,720
Note – La Tours and Cruises, Inc.	200,000	300,000
Capital Lease Obligations	57,885	--
	257,885	627,720
Less: Unamortized discount	5,989	17,960
Less: Current portion-net of unamortized discount of $33 at December 31, 2008 and 2007	120,287	427,686
	$ 131,609	$ 182,074

In conjunction with its acquisition of La Fern, the Company issued a Convertible Note to the former owner of La Fern, in the amount of $375,000, subject to adjustment based upon the results of an audit of the financial statements of La Fern as of the acquisition, date due October 1, 2008 bearing interest at 6% per annum with interest payable semi-annually commencing on April 1, 2007 and could not be prepaid by the Company. As a result of the audit, concluded in 2007, the Note amount was adjusted to $327,720. The Note was convertible, at the election of La Fern prior to maturity, into 163,860 shares of the Company’s common stock at a conversion price equal to $2.00 per share. The Company paid the Note in full on October 1, 2008.

In conjunction with its acquisition of La Tours, the Company agreed to pay $300,000 to the former owners of La Tours in three $100,000 annual installments, subject to adjustment as defined by the Acquisition Agreement, commencing on January 2, 2008. The series of three annual installments of $100,000 has been discounted, using the Company’s estimated incremental borrowing rate of 6.5%. The Company made its January 2, 2008 payment in full. The aggregate related unamortized imputed interest of $6,006 and $17,960 as of December 31, 2008 and 2007, respectively, has been offset against the face value of the debt.

In October 2008, the Company entered into a 36 month lease agreement for a new telephone system at a cost of $62,944 requiring monthly payments of $1,855 and is responsible for all executory costs as defined by the agreement. At the conclusion of the lease, the Company may purchase the system at a bargain purchase price. As of December 31, 2008, the cost of the system, net of accumulated depreciation of $3,497 was $59,447. The present value of future minimum lease payments under capital leases as of December 31, 2008 consists of the following:

Year Ending December 31,:
2009	$ 22,260
2010	22,260
2011	16,695
Total minimum lease payments	61,215
Less: amounts representing interest	3,330
Present value of minimum lease payments	$ 57,885

Interest expense for the years ended December 31, 2008 and 2007 respectively was $40,970 and $43,757 respectively.

ONLINE VACATION CENTER HOLDINGS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13 - INCOME TAXES

The provision for income taxes from continued operations for the years ended December 31, 2008 and 2007 consist of the following:

	December 31,
	2008	2007
Current: Federal State	$ 13,546 21,889	$ (7,211) 1,864
	35,435	(5,347)
Deferred:
Federal	$ 443,917	$ 118,974
State	74,425	19,784
	518,342	138,758
Provision for income taxes, net	$ 553,777	$ 133,411

The difference between income tax expense computed by applying the federal statutory corporate tax rate and actual income tax expense is as follows:

	December 31,
	2008	2007

Statutory federal income tax rate	35.0%	35.0%
State income taxes Tax effect of non-deductible items Other	3.6 6.1 2.7	3.6 18.1 (0.8)
Effective tax rate	47.4%	55.9%

The effective tax rate exceeded the statutory in 2008 primarily as a result of $119,613 of incentive stock option expense which was non deductible item for tax purposes. The tax effect of non-deductible items in 2007 include $71,811 of stock compensation expense related to incentive stock options and $18,148 of imputed interest expense related to the La Tours acquisition debt. Other includes tax rate differentials and the true-up of permanent tax differences from prior periods.

ONLINE VACATION CENTER HOLDINGS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Deferred income taxes result from temporary differences in the recognition of income and expenses for the financial reporting purposes and for tax purposes. The tax effect of these temporary differences representing deferred tax asset and liabilities result principally from the following:

	December 31, 2008	December 31, 2007

Net operating loss carry- forwards and AMT tax credit	$ 36,905	$ 430,328
Depreciation and amortization	(211,523)	(49,635)
Accruals and other	126,829	52,289

Deferred income tax asset (liability)	$ (47,789)	$ 432,982

The net deferred tax assets and liabilities are comprised of the following:

	December 31, 2008	December 31, 2007

Current	$ 27,672	$ 1,665
Non-current	(75,461)	431,317

Net deferred income tax asset (liability)	$(47,789)	$ 432,982

The Company has federal net operating loss carry forwards totaling $75,548 which will expire in 2022.

NOTE 14 – TREASURY STOCK

On August 1, 2008, the Company announced that its Board of Directors had approved a program to repurchase of up to $200,000 of the Company's common stock to be funded from available working capital and subject to the applicable rules and regulations of the Securities and Exchange Commission and other applicable legal requirements. The program will not extend beyond June 30, 2009, does not require the Company to acquire a specific number of shares and may be suspended from time to time or discontinued. As of December 31, 2008 the Company had purchased 44,300 shares of its common stock in the open market at a cost of $25,628.

NOTE 15 – STOCK BASED COMPENSATION

The 2005 Management and Director Equity Incentive and Compensation Plan (the “Plan”) provides for the grants of stock options, restricted stock, performance-based and other equity-based incentive awards to directors, officers and key employees. Under this Plan, stock options must be granted at an option price that is greater than or equal to the market price of the stock on the date of the grant. If an employee owns 10% or more of the Company’s outstanding common stock, the option price must be at least 110% of the market price on the date of the grant. Options granted under this Plan become exercisable in accordance with the terms of the grant as determined by a committee of the Company’s Board of Directors. All options granted expire no more than 10 years following the date of grant.

During 2007, 350,000 stock options were granted to an officer and key employees under the Plan. All options have a five year life and exercise prices ranging from $1.76 to $3.02. On March 26, 2008, 232,400 stock options were granted to key employees under the Plan. All options have a five year life and an exercise price $1.27.

ONLINE VACATION CENTER HOLDINGS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

A summary of the activity in the Company’s Plan for the period of January 1, 2007 through December 31, 2008 is presented below.

	Shares	Weighted Average Exercise Price
Options outstanding as of January 1, 2007	1,870,000	$ 1.28
Granted	350,000	2.13
Canceled/Forfeited	(5,000)	2.91
Exercised	-	0.00
Options outstanding at December 31, 2007	2,215,000	$ 1.41
Granted	232,400	1.27
Canceled/Forfeited	-	0.00
Exercised	-	0.00
Options outstanding at December 31, 2008	2,447,400	$ 1.39

The weighted fair value of options granted during 2007 was $0.64 with the following assumptions: average expected life 3.5 years; 4.01% interest rate; 42.87% volatility; 5% forfeiture rate. The weighted fair value of options granted during 2008 was $0.04 with the following assumptions: average expected life of 3.5 years; 2.0% average interest rate; 42.1% volatility; 5% forfeiture rate. Compensation cost recognized for the years ended December 31, 2008 and 2007 was $154,521 and $184,450, respectively.

As of December 31, 2008 there was approximately $57,544 of total stock-based compensation expense not yet recognized relating to non-vested awards granted under the Company’s option plan as calculated under SFAS 123R. This expense is net of estimated forfeitures and is expected to be recognized over a weighted-average period of approximately eleven months. The number of non-exercisable shares was 577,400 shares of common stock at December 31, 2008. At December 31, 2008, 1,870,000 shares of common stock were exercisable at a weighted average price of $1.28 per share.

For the years ended December 31, 2008 and 2007, 9,800 and 11,200 restricted shares, respectively, were granted to employees and directors under the Plan. Compensation expense related to the grant of restricted shares for the years ended December 31, 2008 and 2007 was $16,250 and $18,520, respectively.

ONLINE VACATION CENTER HOLDINGS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16 - RELATED PARTY TRANSACTIONS

Effective October 2005, Online Vacation Center Holdings, Inc. engaged a consultant who now serves on the Company’s Board of Directors. In consideration for such services, the consultant received a monthly fee of $10,000. The consultant and Company, by mutual accord, terminated the consulting services as of September 30, 2007. During 2007 this consultant received $90,000 in consulting fees.

NOTE 17 - COMMITMENTS AND CONTIGENCIES

Lease Commitments

Online Vacation Center Holdings Corp. has entered into a lease for approximately 10,000 square feet of corporate office space in Plantation, Florida. Total monthly lease payments, which include a proportionate share of building operating expenses, are $21,720 through June 2011; the termination date of the lease. Additionally, the rent expense for the years ended December 31, 2008 and 2007 was $245,453 and $241,651, respectively.

Executive Employment Agreements

On March 16, 2006, the Company entered into an executive employment agreement with its President and Chief Executive Officer. The Company will pay an initial annual base salary of $300,000, payable bi-weekly. The base salary is subject to annual automatic incremental increases of the greater of the percentage increase in the consumer price index or 6% of the previous year's base salary. In addition, the Company issued incentive stock options to purchase 300,000 shares of common stock and nonqualified stock options to purchase 200,000 shares of common stock which are exercisable at 150% of the fair market value of the Company's common stock as of the effective date of the share exchange ($1.27). All of the nonqualified stock options and incentive stock options to purchase 100,000 shares vested immediately. Incentive stock options to purchase 100,000 shares of common stock vested on March 15, 2007 and the remaining 100,000 incentive stock options vested on March 15, 2008. All of the options were issued under the 2005 Management and Director Equity Incentive and Compensation Plan.

On August 31, 2006, in conjunction with the acquisition of Phoenix, the Company entered into an employment agreement with the president of Phoenix to continue serving in such capacity. The Company paid a base salary of $202,000 per annum commencing on September 1, 2006 and increased by 4% per annum until August 31, 2009, the termination date of the Agreement. In addition, the president was also entitled to a retention bonus, as defined, a bonus in conjunction with the closing of certain acquisition prospects, as defined, and a bonus in conjunction with Phoenix achieving certain profitability thresholds as defined. In conjunction with the sale of Phoenix back to its president on March 31, 2008, this contract was terminated by mutual accord.

ONLINE VACATION CENTER HOLDINGS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Other Contract Obligations

During the course of business, the Company has entered into contracts for information technology services, internet, telephone and other related expenses.

At December 31, 2008, the Company had the following future minimum obligations for rental lease commitments, employment agreements and other contractual obligations as follows:

Year	Amount

2009	$1,012,834
2010	752,818
2011	621,583
2012 and thereafter	-
$ 2,387,235

Benefit Plan

The Company participates in a multi-employer 401 (k) Plan managed by a professional employer organization the Company retains for administering payroll and employee benefits programs. Contributions to the Plan are at the discretion of the Company’s board of directors. No contributions were approved during the years ended December 31, 2008 and 2007, respectively.

Asserted Claims

The Company is involved from time to time in various legal claims and actions arising in the ordinary course of business. While from time to time claims are asserted that may make demands for sums of money, The Company does not believe that the resolution of any of these matters, either individually or in the aggregate, will materially affect its financial position, cash flows or the results of its operations.

Regulatory Matters

The Company believes it is in compliance with all federal regulatory requirements, including the CAN-SPAM Act of 2003 which regulates commercial electronic mail on a nationwide basis. The Company adheres to the law by properly representing the nature of its commercial email messages, not tampering with source and transmission information and obtaining email addresses through lawful means.

ONLINE VACATION CENTER HOLDINGS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 18 – QUARTERLY FINANCIAL DATA (UNAUDITED)

	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
For the year ended December 31, 2008:	(Restated)
Continuing operations
Net revenues	$ 2,255,824	$ 2,691,750	$1,975,977	$ 2,868,687
Operating income/(loss)	(235,355)	398,920	79,049	949,696
Income/(loss)from continuing operations	(177,407)	211,881	41,870	537,834
(Loss) from discontinued operations	(800,524)	--	--
Net earnings/(loss)	(977,931)	211,881	41,870	537,834

Earnings/(loss) per share-basic:
Income/(loss) from continuing operations	$(0.01)	$0.01	$0.00	$0.03
(Loss) from discontinued operations	$(0.04)	$0.00	$0.00	$0.00
Net earnings/(loss)	$(0.05)	$0.01	$0.00	$0.04

Earnings/(loss) per share-diluted:
Income/(loss) from continuing operations	$(0.01)	$0.01	$0.00	$0.03
(Loss) from discontinued operations	$(0.01)	$0.00	$0.00	$0.00
Net earnings/(loss)	$(0.02)	$0.01	$0.00	$0.04

For the year ended December 31, 2007:
Continuing operations
Net revenues	$2,260,568	$1,966,578	$1,812,478	$3,284,762
Operating income/(loss)	49,161	(304,693)	(429,355)	938,991
Income/(loss)from continuing operations	19,411	(200,708)	(270,537)	557,073
(Loss) from discontinued operations	(86,600)	(85,923)	(68,750)	93,414
Net earnings/(loss)	(67,189)	(286,631)	(339,287)	650,487

Earnings/(loss) per share-basic:
Income/(loss) from continuing operations	$0.00	$(0.02)	$(0.02)	$0.05
(Loss) from discontinued operations	$0.00	$(0.01)	$0.00	$0.00
Net earnings/(loss)	$0.00	$(0.03)	$(0.02)	$0.05

Earnings/(loss) per share-diluted:
Income/(loss) from continuing operations	$0.00	$(0.02)	$(0.02)	$0.05
(Loss) from discontinued operations	$0.00	$(0.01)	$0.00	$0.00
Net earnings/(loss)	$0.00	$(0.03)	$(0.02)	$0.05

NOTE -19 – SUBSEQUENT EVENTS

On March 2, 2009, the Company announced that its Board of Directors had approved a program to repurchase of up to an additional $150,000 of the Company's common stock to be funded from available working capital and subject to the applicable rules and regulations of the Securities and Exchange Commission and other applicable legal requirements. The program will not extend beyond June 30, 2009, does not require the Company to acquire a specific number of shares and may be suspended from time to time or discontinued. As of March 2, 2009 the Company had purchased 113,609 shares of its common stock in the open market at a cost of $60,991.

On March 23, 2009 the Company entered into an agreement with two shareholders to purchase 150,000 shares and 100,000 shares, respectively, of the Company’s common stock at $0.50 per share. This repurchase transaction is not part of the Company’s previously announced repurchase program.

EXHIBIT 31.1

CERTIFICATIONS PURSUANT TO

SECTION 302 OF

THE SARBANES-OXLEY ACT OF 2002

CERTIFICATIONS

CERTIFICATION

I, Edward B. Rudner, certify that:

1. I have reviewed Amendment No. 2 to this Annual Report on Form 10-K/A for the fiscal year ended December 31, 2008 of Online Vacation Center Holdings Corp.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditor and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: July XX, 2009

/s/ Edward B. Rudner

Edward B. Rudner
Chief Executive Officer

EXHIBIT 31.2

CERTIFICATIONS PURSUANT TO

SECTION 302 OF

THE SARBANES-OXLEY ACT OF 2002

CERTIFICATION

I, Edward B. Rudner, certify that:

1. I have reviewed Amendment No. 2 to the Annual Report on Form 10-K/A for the fiscal year ended December 31, 2008 of Online Vacation Center Holdings Corp.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditor and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: July XX, 2009

/s/ Edward B. Rudner

Edward B. Rudner
Principal Financial Officer

EXHIBIT 32.1

SECTION 1350 CERTIFICATION

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with Amendment No. 2 to the Annual Report of Online Vacation Center Holdings Corp (the "Company") on Form 10-K for the period ended December 31, 2008 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Edward B. Rudner, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1. The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: July XX, 2009

/s/ Edward B. Rudner

Edward B. Rudner
Chief Executive Officer

EXHIBIT 32.2

SECTION 1350 CERTIFICATION

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with Amendment No. 2 to the Annual Report of Online Vacation Center Holdings Corp (the "Company") on Form 10-K for the period ended December 31, 2008 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Edward B. Rudner, Principal Financial Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1. The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: July XX, 2009

/s/ Edward B. Rudner

Edward B. Rudner
Principal Financial Officer

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-Q/A

Amendment No. 1

(Mark One)

[X] QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended March 31, 2009

or

[  ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES AND EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the transition period from                                               to

Commission file number: 0-32137

                     Online Vacation Center Holdings Corp.

(Exact name of registrant as specified in its charter)

Florida	65-0701352
State or other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

1801 N.W. 66th Avenue, Suite 102, Plantation, Florida 33313

          (Address of principal executive offices) (Zip Code)

                                 (954) 377-6400

Registrant’s telephone number including area code

     Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15 (d) of the Securities and Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such report(s), and (2) has been subject to such filing requirements for the past 90 days. Yes [X]     No [  ]

     Indicate by check mark whether the registrant has electronically submitted and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files). Yes [ ]     No [ ]

     Indicate by check mark whether the registrant is a large accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer”, “accelerated filer”, and smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer [  ]                                    Accelerated filer [  ]

Non-accelerated filer [  ] (Do not check if a smaller reporting company) Smaller reporting company [X]

Indicate by check mark whether registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).  [  ]  Yes   [X]   No

At June 30, 2009, the number of shares outstanding of the registrant's common stock, $0.0001 par value was 16,303,688.

Online Vacation Center Holdings Corp.
Form 10-Q/A
Introductory Note

This Amendment No. 1 to the quarterly report on Form 10-Q/A (“Form 10-Q/A”) is being filed to amend the Company’s quarterly report on Form 10-Q for the period ended March 31, 2009, which was originally filed on May 7, 2009 (“Original Form 10-Q”).

The purpose of this Form 10-Q/A is to restate our consolidated financial statements for the fiscal year ended December 31, 2008 (“fiscal 2008”), which are included in our Original Form 10-Q in response to comments received by the Company from the SEC. The issue raised by the SEC in its comment letter related to the accounting for the disposition of Phoenix International Publishing LLC ("Phoenix"). As a result of these comments, our management and the Audit Committee of our Board of Directors decided to change the accounting treatment for the disposition of Phoenix in our consolidated financial statements for fiscal 2008 so that the methodology utilized in determining the fair value of Phoenix as well as the Company’s common stock at disposition was consistent with the methodology utilized in determining the fair value of the Company’s common stock at the time of Phoenix’s acquisition by the Company. In addition, we are revising our presentation and accounting treatment of convertible notes issued in conjunction with previous acquisitions to eliminate the value ascribed to the conversion feature of the notes.

As result of these adjustments, both our 2008 loss from discontinued operations and our net loss for the quarter ended March 31, 2008 were understated by $681,250. In addition, our accumulated deficit as of March 31, 2008 was understated by $681,250, our additional paid in capital as of March 31, 2008 was understated by $624,826 and our goodwill as of March 31, 2008 was overstated by $56,424. Finally, our loss per share from discontinued operations; both basic and diluted were overstated by $0.03 and our net loss per share; both basic and diluted were overstated by $0.03. There was no impact on net cash used in operating activities, the net decrease in cash and equivalents for the quarter ended March 31, 2008 or the balance of cash and equivalents as of March 31, 2008. Please see Note 2, Restatement and Revisions to our consolidated financial statements for the three months ended March 31, 2009 contained in Part I, Item 1 – Financial Statement for further information relating to the Restatement.

In addition to this Form 10-Q/A, we are simultaneously filing an amendment to our Form 10-K for the fiscal year ended December 31, 2008 and will restate 2008 quarterly data on Form 10-Q for the second and third quarters of 2009. This Form 10-Q/A amends and restates Items 1, 2, and 4T of Part 1 as applicable and Item 6 of Part II.

This Form 10-Q/A does not reflect events occurring after the filing of the Original Form 10-Q, other than the Restatement for the matter discussed above. Other events or circumstances occurring after May 7, 2009, the original filing date of the Original 10-Q or other disclosures necessary to reflect subsequent events have been or will be addressed in other reports filed with the SEC subsequent to the date of the Original 10-Q. Accordingly, this Form 10-Q/A should be read in conjunction with our periodic filings, including any amendments to those filings, as well as any Current Reports on Form 8-K filed with the SEC, subsequent to May 7, 2009, the original filing date of our Original 10-Q.

Part I.	Financial Information	PAGE
Item 1	Financial Statements (Unaudited)
	Condensed Consolidated Balance Sheets	4
	Condensed Consolidated Statements of Operations	5
	Condensed Consolidated Statements of Cash Flows	6
	Notes to Consolidated Financial Statements	7
Item 2	Management’s Discussion and Analysis of Financial Condition and Results of Operation	18
Item 4(t)	Controls and Procedures	24
Part II
Item 6	Exhibits	24
Exhibit 31.1 – Certification
Exhibit 31.2 – Certification
Exhibit 32.1 – Certification
Exhibit 32.2 – Certification

ONLINE VACATION CENTER HOLDINGS CORP.
CONDENSED CONSOLIDATED BALANCE SHEETS

	March 31,	December 31,
	2009	2008
	(Restated)	(Restated)
ASSETS

CURRENT ASSETS
Cash and cash equivalents	$ 2,177,387	$ 1,693,447
Accounts receivable, net	938,545	1,236,109
Deposits and prepaid items	472,758	733,000
Deferred tax asset, net		27,672
Total Current Assets	3,588,690	3,690,228

Restricted cash	63,000	63,000
Property and equipment, net	131,759	140,285
Deferred tax asset, net	27,210	-
Intangible assets, net	1,137,816	1,116,613
Goodwill	1,697,855	1,697,855
Other assets	51,718	58,306
Total Assets	$ 6,698,048	$ 6,766,287

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
Accounts payable and accrued liabilities	$ 1,236,302	$ 1,041,608
Deferred revenue	1,396,949	1,989,929
Notes payable and capital lease obligations, current portion	114,327	120,287
Total Current Liabilities	2,747,578	3,151,824

Notes payable and capital lease obligations	32,358	131,609

Deferred tax liability	113,035	75,461

Total Liabilities	2,892,971	3,358,894

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' EQUITY
Preferred stock, 1,000,000 shares authorized at
$.0001 par value; 0 shares issued and outstanding	-	-
Common stock, 80,000,000 shares authorized at
$.0001 par value; 17,261,777 and 17,252,777 shares
issued and outstanding	1,726	1,725
Additional paid-in capital	5,051,717	5,017,789
Accumulated deficit	(1,056,265)	(1,586,493)
Treasury stock at cost; 373,699 shares	(192,101)	(25,628)
Total Stockholders' Equity	3,805,077	3,407,393

Total Liabilities and Stockholders' Equity	$ 6,698,048	$ 6,766,287

The accompanying Notes to the Condensed Consolidated Financial Statements are an integral part of these statements.

ONLINE VACATION CENTER HOLDINGS CORP.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(UNAUDITED)
	For the Three Months Ended March 31,
	2009	2008
		(Restated)
NET REVENUES	$2,824,743	$2,255,824

OPERATING EXPENSES:
Selling and marketing	680,433	987,899
General and administrative	1,142,317	1,416,182
Depreciation and amortization	119,838	87,098

OPERATING INCOME (LOSS)	882,155	(235,355)

Interest income (expense), net	1,876	(18,694)

Income (loss) from continuing operations before provision
(benefit) for income taxes	884,031	(254,049)

Provision (benefit) for income taxes	353,803	(76,642)

Income (loss) from continuing operations	530,228	(177,407)

DISCONTINUED OPERATIONS:

Loss from discontinued operations of Phoenix
International Publishing, LLC, net of tax	-	(800,524)

NET INCOME (LOSS )	$530,228	$(977,931)

EARNINGS PER SHARE - Basic
Income (Loss) from continuing operations	$0.03	$(0.01)
(Loss) from discontinued operations	$-	$(0.04)
Net Income (Loss)	$0.03	$(0.05)

Weighted average shares outstanding - Basic	17,257,406	18,496,845

EARNINGS PER SHARE - Diluted
Income (Loss) from continuing operations	$0.03	$(0.01)
(Loss) from discontinued operations	$-	$(0.04)
Net Income (Loss)	$0.03	$(0.05)

Weighted average shares outstanding - Diluted	17,257,406	18,496,845

The accompanying Notes to the Condensed Consolidated Financial Statements are an integral part of these statements.

ONLINE VACATION CENTER HOLDINGS CORP.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(UNAUDITED)
	For the Three Months Ended
	March 31,	March 31,
	2009	2008
		(Restated)
Cash flows from continuing operating activities:
Net income/(loss)	$ 530,229	$ (977,931)
Loss from discontinued operations, net of tax	-	(800,524)
Income/(Loss) from continuing operations	530,229	(177,407)
Adjustments to reconcile to net cash inflow from operating activities:
Depreciation and amortization	119,838	87,098
Stock based compensation expense	90,353	69,208
Imputed interest expense	1,472	16,490
Deferred income tax expense /(benefit)	38,036	(114,214)
Decrease in accounts receivable	297,564	131,196
(Increase)/Decrease in deposits and prepaid items	260,655	(111,344)
Increase in accounts payable and accrued liabilities	194,694	265,968
Increase/(Decrease) in deferred revenue	(592,980)	19,154
Net cash provided by operating activities	939,861	186,149

Cash flows from continuing investing activites:
Capital expenditures	(21,360)	(9,920)
Increase in intangible assets	(111,155)	(118,211)
Decrease in restricted cash	-	108
Increase in receivable upon disposition of discontinued operation	-	(100,000)
Repayment of note receivable	6,175	-
Cash paid upon disposition of discontinued operation	-	(4,932)
Cash used in investing activities	(126,340)	(232,955)

Cash flows from continuing financing activites:
Purchase of treasury stock under approved repurchase plan	(91,473)	-
Purchase of treasury stock	(75,000)	-
Payments under capital lease obligations	(6,683)	-
Repayment of note payable	(100,000)	(100,000)
Cash used in financing activities	(273,156)	(100,000)

Discontinued Operations
Cash provided by operating activities	-	47,912
Cash provided by discontinued operations	-	47,912

Decrease in cash during the period	540,365	(98,894)

Cash at the beginning of the period	1,693,447	1,189,042

Cash at the end of the period	$ 2,233,812	$ 1,090,148

Supplemental information:
Cash paid for interest	$ 737	$ -
Cash paid for taxes	$ 10,400	$ 1,136
Common stock received in conjunction with disposition of
discontinued operation	$ -	$ 725,000

The accompanying Notes to the Condensed Consolidated Financial Statements are an integral part of these statements.

ONLINE VACATION CENTER HOLDINGS CORP AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

1.	BASIS OF PRESENTATION

The accompanying unaudited interim condensed consolidated financial statements of Online Vacation Center Holdings Corp., (the “Company”), and the notes thereto have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures normally included in the financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted pursuant to such rules and regulations. These condensed consolidated financial statements should be read in conjunction with the audited financial statements and notes thereto included in the Company’s Annual Report on Form 10-K, as amended for the year ended December 31, 2008, and filed with the Securities and Exchange Commission on March 27, March 31, and July XX, 2009 (the “2008 Annual Report”). The interim financial information contained herein is not certified or audited; it reflects all adjustments (consisting of only normal recurring accruals) which are, in the opinion of management, necessary for a fair statement of the operating results for the periods presented, stated on a basis consistent with that of the audited financial statements.

The results of operations for the three months ended March 31, 2009 are not necessarily indicative of annual results. The Company manages its business as one reportable segment.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. For the Company, key estimates include allowance for doubtful accounts, the fair value of goodwill and intangible assets, asset lives used in computing depreciation and amortization, including amortization of intangible assets, and accounting for income taxes, contingencies and litigation. While the Company believes that such estimates are fair when considered in conjunction with the condensed consolidated financial position and results of operations taken as a whole, actual results could differ from those estimates and such differences may be material to the financial statements.

2.	RESTATEMENTS AND REVISIONS

The purpose of this Form 10-Q/A is to restate the Company’s consolidated financial statements for the fiscal year ended December 31, 2008 (“fiscal 2008”), which are included in the Company’s Original Form 10-Q in response to comments received by the Company from the SEC. The issue raised by the SEC in its comment letter related to the accounting for the disposition of Phoenix International Publishing LLC ("Phoenix"). As a result of these comments, the Company’s management and the Audit Committee of its Board of Directors decided to change the accounting treatment for the disposition of Phoenix in the Company’s consolidated financial statements for fiscal 2008 so that the methodology utilized in determining the fair value of Phoenix as well as the Company’s common stock at disposition was consistent with the methodology utilized in determining the fair value of the Company’s common stock at the time of Phoenix’s acquisition by the Company.

ONLINE VACATION CENTER HOLDINGS CORP AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

In addition, the Company is revising the accounting treatment for the conversion feature associated with the convertible debt issued in conjunction with the acquisitions of Thoroughbred Travel LLC and La Fern Inc. (“Notes”) in 2006. Value was assigned to the conversion feature of the Notes which resulted in an increase in goodwill and additional paid-in capital whereas no conversion feature value should have been assigned to the Notes. In addition to this Amendment No. 1 on Form 10-Q/A, the Company will file an amendment to its Form 10-K for fiscal 2008, which will include the restated financial statements for fiscal 2008 and will restate 2008 quarterly data on Form 10-Q for the second and third quarters of 2009.

As a result of these adjustments, both the Company’s loss from discontinued operations and its net loss for the quarter ended March 31, 2008 were understated by $681,250. In addition, the Company’s accumulated deficit as of March 31, 2009 and December 31, 2008 was understated by $681,250, additional paid in capital as of March 31, 2009 and December 31, 2008 was understated by $624,826 and goodwill as of March 31, 2009 and December 31, 2008 was overstated by $56,424. Finally, the Company’s loss per share from discontinued operations; both basic and diluted were overstated by $0.03 and net income per share; both basic and diluted were overstated by $0.03 for the quarter ended March 31, 2008. There was no impact on net cash used in operating activities, the net decrease in cash and equivalents for the quarter ended March 31, 2008 or the balance of cash and equivalents as of March 31, 2008.

The effects of the restatement on the consolidated balance sheet as of March 31, 2009 are summarized in the following table:

CONSOLIDATED BALANCE SHEET
	March 31, 2009
	As Originally Reported	Adjustments	As Restated
ASSETS
Total Current Assets	$ 3,588,690	$ --	$ 3,588,690
Restricted cash	63,000	--	63,000
Property and equipment, net	131,759	--	131,759
Deferred tax asset, net	27,210	--	27,210
Intangible assets, net	1,137,816	--	1,137,816
Goodwill	1,754,279	(56,424)	1,697,854
Other assets	51,718	--	51,718
Total Assets	$ 6,754,472	$ (56,424)	$ 6,698,048

LIABILITIES AND STOCKHOLDER’S EQUITY
TOTAL LIABILITIES	$ 2,892,971	$ --	$ 2,892,971

STOCKHOLDERS' EQUITY
Preferred stock	--	--	--
Common stock	1,726	--	1,726
Additional paid-in capital	4,426,891	624,826	5,051,717
Accumulated deficit	375,015	(681,250)	(1,056,265)
Treasury stock	25,628	--	25,628
TOTAL STOCKHOLDERS’ EQUITY	3,861,501	(56,424)	3,805,077
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 6,754,472	$ (56,424)	$ 6,698,048

ONLINE VACATION CENTER HOLDINGS CORP AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

The effects of the restatement on the consolidated balance sheet as of December 31, 2008 are summarized in the following table:

CONSOLIDATED BALANCE SHEET
	December 31, 2008
	As Originally Reported	Adjustments	As Restated
ASSETS
Total Current Assets	$ 3,690,228	$ --	$ 3,690,228
Restricted cash	63,000	--	63,000
Property and equipment, net	140,285	--	140,285
Intangible assets, net	1,116,613	--	1,116,613
Goodwill	1,754,279	(56,424)	1,697,854
Other assets	58,306	--	58,306
Total Assets	$ 6,822,711	$ (56,424)	$ 6,766,287

LIABILITIES AND STOCKHOLDER’S EQUITY
TOTAL LIABILITIES	3,358,894		3,358,894

STOCKHOLDERS' EQUITY
Preferred stock	--	--	--
Common stock	1,725	--	1,725
Additional paid-in capital	4,392,963	624,826	5,017,789
Accumulated deficit	(905,243)	(681,250)	(1,586,493)
Treasury stock	25,628	--	25,628
TOTAL STOCKHOLDERS’ EQUITY	3,463,817	(56,424)	3,407,393
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 6,822,711	$ (56,424)	$ 6,766,287

The effects of the restatement on the consolidated statement of operations for the three months ended March 31, 2008 are summarized in the following table:

CONSOLIDATED STATEMENT OF OPERATIONS
Three Months Ended March 31, 2008
	As Originally Reported	Adjustment	As Restated
Loss from continuing operations	$ (177,407)	$ --	$ (177,407)
Discontinued operations:
Loss from discontinued operations of Phoenix International Publishing LLC, net of tax	(119,274)	(681,250)	(800,524)
Net (loss)	$ (296,681)	$ (681,250)	$ (977,931)

Earnings/(Loss) per share – basic and diluted
Income from continuing operations	$ (0.01)	$ --	$ (0.01)
Loss from discontinued operations	(0.01)	(0.03)	(0.04)
Net income/(loss)	$ (0.02)	$ (0.03)	$ (0.05)

ONLINE VACATION CENTER HOLDINGS CORP AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

3.	DISPOSITION

In November 2007, the Company’s Board of Directors granted the Company the authority to sell Phoenix International Publishing LLC (“Phoenix”), a publisher of consumer magazines and guides about travel to the U.S. and Canada. On March 31, 2008, the Company completed the sale of Phoenix to Simon Todd (“Mr. Todd”), pursuant to the terms of an acquisition agreement (“Acquisition Agreement”), dated March 31, 2008, by and among the Company, Phoenix, and Mr. Todd. Pursuant to the Acquisition Agreement, the Company received 1,250,000 shares of the Company’s common stock from Mr. Todd at closing. The Acquisition Agreement provides for, among other matters, contingent consideration from Mr. Todd in the event that certain thresholds of profitability, as defined, are attained within three years from the date of disposition or sale of Phoenix by Mr. Todd to a third party for an amount in excess of a defined amount for a period of three years from March 31, 2008. The amount of contingent consideration, if any, can not be determined as the likelihood of such future events giving rise to such contingent consideration can not be ascertained nor the effects estimated. Upon execution of the Acquisition Agreement, Mr. Todd resigned as Vice President of the Company. Prior to the acquisition of Phoenix by the Company, Mr. Todd was the owner, sole member, and President of Phoenix. The Company acquired Phoenix from Mr. Todd on August 31, 2006 for 1,450,000 shares of the Company’s common stock.

For tax purposes, the transaction was treated as split-off with no resulting tax consequences. The Company retired the 1,250,000 shares of its common stock received as of March 31, 2008.

The results of operations and cash flows of Phoenix has been removed from the results of continuing operations and have been accounted for as discontinued operations.

For the three months ended March 31, 2008
(Restated)
Revenues	$ 107,569
Loss before income taxes	$ 98,503
Loss on sale of Phoenix	739,632
Income tax benefit	37,611
Loss from discontinued operations	$ 800,524

In conjunction with the Acquisition Agreement, Phoenix is obligated to pay its pre-disposition intercompany debt balance to the Company of $100,000 in forty consecutive monthly payments of $2,500 commencing on October 1, 2008. The series of forty monthly payments of $2,500 has been discounted, using the Company’s estimated incremental borrowing rate of 6.5% and the aggregate related unamortized imputed interest of $13,498 as of March 31, 2008 has been offset against the face value of the receivable and a corresponding interest expense recorded. The current portion of this receivable from Phoenix, $25,724, has been classified as deposits and prepaid items and the remaining balance of $51,718 as other assets as of March 31, 2009.

ONLINE VACATION CENTER HOLDINGS CORP AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

4.	RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

Fair Value Measurements

In September 2006, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 157, Fair Value Measurements, (“FAS 157”). This Standard defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. In February 2008, the FASB issued FASB Staff Position (“FSP”) FAS 157-2 that delayed, by one year, the effective date of FAS 157 for the majority of non-financial assets and non-financial liabilities. The Company’s adoption of FAS 157 for certain assets and liabilities, which were not included in FSP FAS 157-2, as of January 1, 2008, did not have a material impact on the Company’s financial position, results of operations or cash flows as of and for the year ended December 31 ,2008 except as discussed in Note 2. Cash equivalents and restricted cash are carried at cost which approximates fair value. We adopted the provisions of FSP FAS 157-2 as of January 1, 2009. Items to which the deferral under FSP FAS 157-2 applied include nonrecurring fair value measurements of nonfinancial assets and nonfinancial liabilities, or recurring fair value measurements of nonfinancial assets and nonfinancial liabilities, which are not disclosed at fair value in the consolidated financial statements. We did not have nonfinancial assets or nonfinancial liabilities covered by the provisions of FAS No.157 which required remeasurement upon adoption or during the three months ended March 31, 2009, and therefore there was no impact of adoption on our financial position, results of operations, or cash flows.

In October 2008 the FASB issued FSP FAS No. 157-3, Determining the Fair Value of a Financial Asset When The Market for That Asset Is Not Active, (“FSP FAS 157-3”) to clarify the application of the provisions of FAS157 in an inactive market and how an entity would determine fair value in an inactive market. FSP FAS 157-3 was effective immediately. The application of the provisions of FSP FAS 157-3 did not materially affect our results of operations or financial condition as of and for the periods ended December 31, 2008.

In April 2009, the FASB issued FSP FAS 157-4, “Determining Fair Value When the Volume or Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly” (“FSP FAS 157-4”). FSP FAS 157-4 provides additional guidance for estimating fair value in accordance with SFAS No.157 when the volume and level of activity for the asset or liability have significantly decreased and requires that companies provide interim and annual disclosures of the inputs and valuation technique(s) used to measure fair value. FSP FAS 157-4 is effective for interim and annual reporting periods ending after June15, 2009 and is to be applied prospectively. The Company does not expect the adoption of FSP FAS 157-4 to have a significant impact on its financial statements.

In April 2009, the FASB issued FSP FAS 115-2 and FAS 124-2, “Recognition and Presentation of Other-Than-Temporary Impairments.” FSP FAS 115-2 and FAS 124-2 amends the other-than-temporary impairment guidance to improve the presentation and disclosure of other-than-temporary impairments on debt and equity securities in the financial statements. FSP FAS 115-2 and FAS 124-2 is effective for interim and annual reporting periods ending after June 15, 2009. The Company does not expect the adoption of FSP FAS 115-2 and FAS 124-2 to have a significant impact on its financial statements.

ONLINE VACATION CENTER HOLDINGS CORP AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

In April 2009, the FASB issued FSP FAS 107-1 and APB 28-1, “Interim Disclosures about Fair Value of Financial Instruments.” FSP FAS 107-1 and APB 28-1 requires disclosures about fair value of financial instruments for interim reporting periods of publicly traded companies as well as in annual financial statements. FSP FAS 107-1 and APB 28-1 is effective for interim and annual reporting periods ending after June15, 2009. The adoption of FSP 107-1 and APB 28-1 will have no impact on the Company’s financial statements.

Accounting for Defined Benefit Pension and Other Postretirement Plans

In September 2006 the FASB issued SFAS No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB SFAS Nos. 87, 88, 106 and 132(R), (“FAS 158”). This Standard requires recognition of the funded status of a benefit plan in the statement of financial position. The Standard also requires recognition in other comprehensive income certain gains and losses that arise during the period but are deferred under pension accounting rules, as well as modifies the timing of reporting and adds certain disclosures. FAS 158 provides recognition and disclosure elements to be effective as of the end of the fiscal year after December 15, 2006 and measurement elements to be effective for fiscal years ending after December 15, 2008. The Company adopted the provisions of FAS No. 158 as of January 1, 2009. The adoption did not have a material impact on the condensed consolidated financial statements.

Business Combinations

In December 2007, the FASB issued SFAS No. 141(R), ‘‘Business Combinations’’ (‘‘FAS 141(R)’’). FAS 141(R) establishes principles and requirements for how an acquirer in a business combination:

•	Recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed and any noncontrolling interest in the acquiree
•	Recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase; and

•	Determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination.

FAS 141(R) is effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The Company adopted the provisions of FAS 141(R) as of January 1, 2009. The adoption did not have a material impact on the condensed consolidated financial statements.

Noncontrolling Interest in Consolidated Financial Statements

In December 2007, the FASB issued SFAS No. 160, ‘‘Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51’’ (‘‘FAS 160’’). FAS 160 amends ARB 51 to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. It also amends certain of ARB 51’s consolidation procedures for consistency with the requirements of FAS 141(R). FAS 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. The Company adopted the provisions of FAS 160 as of January 1, 2009. The adoption did not have a material impact on the condensed consolidated financial statements.

ONLINE VACATION CENTER HOLDINGS CORP AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

Accounting for Collaborative Arrangements

In December 2007, the Emerging Issues Task Force (“EITF”) met and ratified EITF No.07-01, Accounting for Collaborative Arrangements (“EITF 07-01”), in order to define collaborative arrangements and to establish reporting requirements for transactions between participants in a collaborative arrangement and between participants in the arrangement and third parties. This EITF is effective for financial statements issued for fiscal years beginning after December15, 2008, and interim periods within those fiscal years. This EITF is to be applied retrospectively to all prior periods presented for all collaborative arrangements existing as of the effective date. The Company adopted the provisions of EITF 07-01 as of January 1, 2009. The adoption did not have a material impact on the condensed consolidated financial statements.

Determination of the Useful Life of Intangible Assets

In April 2008, the FASB issued FSP FAS 142-3, “Determination of the Useful Life of Intangible Assets,”(“FSP FAS 142-3”), which amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of intangible assets under FAS 142 “Goodwill and Other Intangible Assets”. The intent of this FSP is to improve the consistency between the useful life of a recognized intangible asset under FAS 142 and the period of the expected cash flows used to measure the fair value of the asset under FAS 141 (revised 2007) “Business Combinations” and other U.S. generally accepted accounting principles. We adopted the provisions FSP FAS 142-3 on January 1, 2009. As the provisions of FSP FAS 142-3 are applied prospectively, there was no impact of adoption on our financial position, results of operations, or cash flows

Disclosure about Derivative Instruments and Hedging Activities

In March 2008, the FASB issued FAS No. 161, Disclosure about Derivative Instruments and Hedging Activities, an amendment of FASB Statement No. 133, (“FAS 161”). This Statement requires that objectives for using derivative instruments be disclosed in terms of underlying risk and accounting designation. The Company is required to adopt FAS 161 on January 1, 2009. We adopted the provisions FAS 161 on January 1, 2009. As we do not engage in any hedging activities nor utilize derivatives, the adoption of FAS No.161 did not have an impact on our financial position, results of operations, or cash flows.

Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement)

In May 2008, the FASB issued FSP No. APB 14-1, "Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement)" The FSP, which clarifies the accounting for convertible debt instruments that may be settled in cash (including partial cash settlement) upon conversion (“FSP APB 141”). The FSP requires issuers to account separately for the liability and equity components of certain convertible debt instruments in a manner that reflects the issuer's nonconvertible debt (unsecured debt) borrowing rate when interest cost is recognized. The FSP requires bifurcation of a component of the debt, classification of that component in equity and the accretion of the resulting discount on the debt to be recognized as part of interest expense in our consolidated statement of operations. The FSP requires retrospective application to the terms of instruments as they existed for all periods presented. The Company adopted the provisions of FSP APB 141 as of January 1, 2009. The adoption did not have a material impact on the condensed consolidated financial statements.

ONLINE VACATION CENTER HOLDINGS CORP AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities

In June 2008, the FASB issued FSP EITF 03-6-1, “Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities” (“FSP EITF 03-6-1”). FSP EITF 03-6-1 clarified that all outstanding unvested share-based payment awards that contain rights to nonforfeitable dividends participate in undistributed earnings with common shareholders. Awards of this nature are considered participating securities and the two-class method of computing basic and diluted earnings per share must be applied. FSP EITF 03-6-1 is effective for fiscal years beginning after December 15, 2008. The Company adopted the provisions of FSP EITF 03-6-1 as of January 1, 2009. The adoption did not have a material impact on the condensed consolidated financial statements.

Determining Whether an Instrument (or an Embedded Feature) Is Indexed to an Entity’s Own Stock

In June 2008, the FASB ratified EITF Issue No. 07-5, “Determining Whether an Instrument (or an Embedded Feature) Is Indexed to an Entity’s Own Stock” (EITF 07-5). EITF 07-5 provides that an entity should use a two step approach to evaluate whether an equity-linked financial instrument (or embedded feature) is indexed to its own stock, including evaluating the instrument’s contingent exercise and settlement provisions. It also clarifies on the impact of foreign currency denominated strike prices and market-based employee stock option valuation instruments on the evaluation. EITF 07-5 is effective for fiscal years beginning after December 15, 2008. The Company adopted the provisions of EITF 07-5 as of January 1, 2009. The adoption did not have a material impact on the condensed consolidated financial statements.

A variety of proposed or otherwise potential accounting standards are currently under study by standard-setting organizations and various regulatory agencies. Because of the tentative and preliminary nature of these proposed standards, management has not determined whether implementation of such proposed standards would be material to the Company’s consolidated financial statements.

ONLINE VACATION CENTER HOLDINGS CORP AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

5.	EARNINGS PER SHARE

Basic earnings per share is computed by dividing net income available to common shareholders by the weighted average number of common shares outstanding during the period. Diluted earnings per share reflects the potential dilution that could occur if stock options and other commitments to issue common stock were exercised or equity awards vest resulting in the issuance of common stock or conversion of notes into shares of the Company’s common stock that could increase the number of shares outstanding and lower the earnings per share of the Company’s common stock. This calculation is not done for periods in a loss position as this would be antidilutive. As of March 31, 2009, there were no stock options or stock awards that would have been included in the computation of diluted earnings per share that could potentially dilute basic earnings per share in the future. The information related to basic and diluted earnings per share is as follows:

Quarter Ended March 31,
	2009	2008
(Restated)
Numerator:
Continuing operations:
Income (loss) from continuing operations	$ 530,228	$ (177,407)
Effect of dilutive convertible debt	--	--
Total	$ 530,228	$ (177,407)

Discontinued operations
Loss from discontinued operations	$ --	$ (800,524)

Net income (loss)	$ 530,228	$ (977,931)

Denominator:
Weighted average number of shares outstanding – basic And diluted	17,257,406	18,496,845

EPS:
Basic:
Continuing operations	$ 0.03	$ (0.01)
Discontinued operations	0.00	(0.04)
Net income (loss)	$ 0.03	$ (0.05)

Diluted
Continuing operations	$ 0.03	$ (0.01)
Discontinued operations	0.00	(0.04)
Net income (loss)	$ 0.03	$ (0.05)

6.	TREASURY STOCK

On August 1, 2008, the Company announced that its Board of Directors had approved a program to repurchase of up to $200,000 of the Company's common stock to be funded from available working capital and subject to the applicable rules and regulations of the Securities and Exchange Commission and other applicable legal requirements. The program will not extend beyond June 30, 2009, does not require the Company to acquire a specific number of shares and may be suspended from time to time or discontinued. On March 2, 2009, the Company announced that its Board of Directors had approved a program to repurchase of up to an additional $150,000 of the Company's common stock to be funded from available working capital and subject to the applicable rules and regulations of the Securities and Exchange Commission and other applicable legal requirements. The program will not extend beyond June 30, 2009, does not require the Company to acquire a specific number of shares and may be suspended from time to time or discontinued. As of March 2, 2009 the Company had purchased 123,609 shares of its common stock in the open market at a cost of $66,096 in conjunction with the program.

ONLINE VACATION CENTER HOLDINGS CORP AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

On March 23, 2009 the Company entered into an agreement with two shareholders to purchase 150,000 shares and 100,000 shares, respectively, of the Company’s common stock at $0.50 per share at an aggregate cost of $125,000. This repurchase transaction is not part of the Company’s previously announced repurchase program.

7.	STOCK BASED COMPENSATION

In conjunction with the Share Exchange Agreement, the Company's Board of Directors amended its 2005 Management and Director Equity Incentive and Compensation Plan (the “Plan”). This Plan provides for the grants of stock options, restricted stock, performance-based and other equity-based incentive awards to directors, officers and key employees. Under this Plan, stock options must be granted at an option price that is greater than or equal to the market price of the stock on the date of the grant. If an employee owns 10% or more of the Company’s outstanding common stock, the option price must be at least 110% of the market price on the date of the grant. Options granted under this Plan become exercisable in accordance with the terms of the grant as determined by a committee of the Company’s Board of Directors. All options granted expire no more than 10 years following the date of grant. All stock option grants currently outstanding vested either on the date of grant or will vest two years from the date of grant, provided that the individual is continuously employed with the Company. All outstanding restricted stock grants vest 20% upon grant and ratably over the successive four years, subject to continued employment with the Company.

No stock options were granted during the three months ended March 31, 2009.

A summary of the activity in our Plan for the quarter ended March 31, 2009 is presented below:

	Shares	Weighted Average Exercise Price
Options outstanding at December 31, 2008	2,447,400	$ 1.39
Granted	-	0.00
Canceled	5,000	3.02
Exercised	-	0.00
Options outstanding at March 31, 2009	2,442,400	$ 1.39

Compensation cost recognized for the quarters ended March 31, 2009 and 2008 was $18,359 and $52,958, respectively.

As of March 31, 2009, there was approximately $39,185 of total stock-based compensation expense not yet recognized relating to non-vested awards granted under our option plan as calculated under SFAS 123R. This expense is net of estimated forfeitures and is expected to be recognized over a weighted-average period of approximately 10 months. The number of non-exercisable shares was 472,400 shares of common stock at March 31, 2009. At March 31, 2009, 1,970,000 shares of common stock at weighted average strike price of $1.36 per share were exercisable.

ONLINE VACATION CENTER HOLDINGS CORP AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

For the quarter ended March 31, 2009, 9,000 restricted shares were granted to employees and directors under the Plan. Compensation expense for the quarters ended March 31, 2009 and 2008 related to the restricted share grants was $15,570 and $16,250, respectively.

8.	COMMITMENTS AND CONTINGENCIES

The Company is involved from time to time in various legal claims and actions arising in the ordinary course of business. While from time to time claims are asserted that may make demands for sums of money, The Company does not believe that the resolution of any of these matters, either individually or in the aggregate, will materially affect its financial position, cash flows or the results of its operations.

On January 1, 2008, the Company entered into employment contracts with six employees. The contracts are each for a term of one year with an aggregate compensation commitment of $665,000. One contract provides for incentives in the event that certain annual targets are attained.

9.	SUBSEQUENT EVENTS

On May 5, 2009, the Company entered into an agreement with Reginald Flosse to purchase 150,000 shares of the Company’s common stock at a purchase price of $0.50 per share. The purchase price was paid from the Company's working capital. Reginald Flosse is an affiliate of the Company and holds more than 10% of the Company's issued and outstanding stock. This repurchase transaction is not part of the Company’s previously announced repurchase program.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Forward Looking Statements

This Quarterly Report on Form 10-Q/A includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact, including statements regarding guidance, industry prospects or future results of operations or financial position, made in this Quarterly Report on Form 10-Q/A are forward-looking. We use words such as anticipates, believes, expects, future, intends, and similar expressions to identify forward-looking statements. Forward-looking statements reflect management’s current expectations and are inherently uncertain. Actual results could differ materially for a variety of reasons, including, those risks described in our Annual Report on Form 10-K, as amended (collectively, the “2008 10-K”) for the year ended December 31, 2008 filed with the Securities and Exchange Commission (“SEC”) on March 27, 2009, March 31, 2009 and July XX, 2009 and the risks discussed in other SEC filings. These risks and uncertainties, as well as other risks and uncertainties, could cause our actual results to differ significantly from management’s expectations. The forward-looking statements included in this report reflect the beliefs of our management on the date of this report. We undertake no obligation to update publicly any forward-looking statements for any reason.

Overview

We are focused on internally growing and developing our group of diversified vacation marketing companies with a range of products that can be cross-sold to an extensive customer base and provide a high degree of personalized service to help consumers research, plan and purchase a vacation.

We provide vacation marketing services through eight wholly owned subsidiaries. Our portfolio of travel companies includes:

•

Online Vacation Center, Inc., a full service vacation seller focused on serving the affluent retiree market. Historically, this subsidiary has been the core business, accounting for the majority of revenue and net income through the sale of high margin cruise packages. This business is now integrated with our other travel companies, Curves Travel, the licensed travel management company of Curves International, Inc., La Fern, Inc., operating as eLeisureLink.com and focusing on land-based vacations, and Cruises for Less, our home-based selling group,

•	Dunhill Vacations, Inc., the publisher of three travel newsletters, "Top Travel Values", "Spotlight", and "TRAVELFLASH", and
•

La Tours and Cruises, Inc. and Thoroughbred Travel, LLC, our Houston travel agencies operating as "West University Travel / Journeys Unlimited", focused on providing luxury personal travel products such as cruises, European tours and all-inclusive vacations.

We generate revenues from:

•	commissions on cruises
•	commissions on other travel related products
•	commissions on travel insurance
•	advertising and marketing services provided to travel suppliers

We currently market our services by:

•	producing travel-related publications for consumers
•	telemarketing to our existing customer base
•	direct mailing to our existing customer base as well as targeted prospects
•	sending emails to our opt in subscription base

Operating expenses include those items necessary to advertise our services, produce our marketing materials, maintain and staff our travel reservation and fulfillment center including technological enhancements, payroll, commissions and benefits, telephone, ticket delivery and general and administrative expenses including rent and computer maintenance fees.

All references in this Quarterly Report to the "Company", "we" or "our" refer to Online Vacation Center Holdings Corp. and our subsidiaries unless otherwise noted. Our main telephone number is 954-377-6400 and our web site is located at www.onlinevacationcenter.com. The content on our web site is not incorporated by reference into this filing.

Restatement

The purpose of this Form 10-Q/A is to restate (“Restatement”) our consolidated financial statements for the fiscal year ended December 31, 2008 (“fiscal 2008”), which are included in our Original Form 10-Q in response to comments received by the Company from the SEC. The issue raised by the SEC in its comment letter related to the accounting for the disposition of Phoenix International Publishing LLC ("Phoenix"). As a result of these comments, our management and the Audit Committee of our Board of Directors decided to change the accounting treatment for the disposition of Phoenix in our consolidated financial statements for fiscal 2008 so that the methodology utilized in determining the fair value of Phoenix as well as the Company’s common stock at disposition was consistent with the methodology utilized in determining the fair value of the Company’s common stock at the time of Phoenix’s acquisition by the Company. In addition, we are revising our presentation and accounting treatment of convertible notes issued in conjunction with previous acquisitions to eliminate the value ascribed to the conversion feature of the notes. Please see Note 2, Restatement and Revisions to our financial statements for the quarter ended March 31, 2009 contained in Item 1 of Part 1 of this 10-Q/A and Note 3, Restatement and Revisions to our audited consolidated financial statements for fiscal 2008 for further information relating to the Restatement. These changes have been incorporated into Management’s Discussion and Analysis of Financial Condition and Results of Operations below.

Results of Operations

Three Months Ended March 31, 2009 Compared to Three Months Ended March 31, 2008

Continuing operations:

Revenues increased by $568,919 or 25.2% to $2,824,743 for the three months ended March 31, 2009 (“the first quarter of 2009”) compared with $2,255,824 for the three months ended March 31, 2008 (“the first quarter of 2008”). The increase is attributable to an increase in commission revenue and publishing revenue.

Selling and marketing expenses decreased by $307,466 or 31.1% to $680,433 for the first quarter of 2009 compared with $987,899 for the first quarter of 2007. The decrease is primarily attributable to a reduction in marketing materials costs. S elling and marketing expenses primarily consist of sales staff compensation and costs to produce marketing materials.

General and administrative expenses decreased by $273,865 or 19.3% to $1,142,317 for the first quarter of 2009 compared with $1,416,182 for the first quarter of 2008. The decrease is primarily attributable to a reduction in management and non sales staff compensation and fees for professional services. General and administrative expenses primarily include management and non sales staff compensation, professional services, and occupancy costs.

Depreciation and amortization expense for the first quarter of 2009 was $119,838 compared with $87,098 for the first quarter of 2008. Amortization expense increased by $35,693 during the first quarter of 2009, resulting from an increase in the amortization expense of the Dunhill subscriber list.

Interest Income/ (Expense) increased from expense of $18,694 for the first quarter of 2008 to income of $1,876 for the first quarter of 2009. The first quarter of 2008 expense was primarily attributable to the imputed interest associated with the receivable from Phoenix payable over 40 months and less interest income earned on lower cash balances at the bank coupled with declining interest rates. The income in the first quarter of 2009 represents the excess of interest income earned on our cash balances at the bank over the interest expense on the debt issued by us in conjunction with our acquisition of La Tours and Cruises, Inc and our capital lease obligation.

Our income before provision for income taxes was $884,031 in the first quarter of 2009 compared with our loss before benefit for income taxes of $254,049 in the first quarter of 2008. These results are primarily attributable to the increase in revenues, a decrease in selling and marketing expenses and general and administrative expenses, an increase in interest income offset by an increase in amortization expenses associated with the Dunhill subscriber list.

The provision for income taxes increased from a benefit of $76,642 for the first quarter of 2008 compared with tax expense of $353,803 for the first quarter of 2009. The decrease is directly related to an increase in results from operations whereby income before income taxes for the first quarter of 2009 was $884,031 whereas the loss before income taxes for the first quarter of 2008 was $254,049. The tax rate in the first quarter of 2009 was 40.0% primarily as a result of the effects of non-tax deductible items and the benefit rate in the first quarter of 2008 was 30.2%.

As a result of the foregoing, our net income from continuing operations was $530,228 for the first quarter of 2009 compared with a net loss from continuing operations of $177,4 07 for the first quarter of 2008.

Discontinued Operations

We acquired Phoenix, a United Kingdom publisher of consumer magazines and guides about travel to the U.S. and Canada, on August 31, 2006 for 1,450,000 shares of our common stock from Simon Todd (“Mr. Todd”). In November 2007, the Company's Board of Directors granted the Company the authority to sell Phoenix. On March 31, 2008, we sold Phoenix to Mr. Todd, the former owner of Phoenix, in exchange for 1,250,000 shares of our common stock which were owned by Mr. Todd. We recorded the sale of Phoenix at its fair value, as defined by Statement of Financial Accounting Standards No. 157, Fair Value Measurements, resulting in a loss of $739,632. For tax purposes, the transaction was treated as split-off with no resulting tax consequences. We retired the 1,250,000 shares of our common stock received from Mr. Todd in the sale transaction as of March 31, 2008.

The results of operations and cash flows of Phoenix have been removed from the results of continuing operations as of March 31, 2008. The results of operations of Phoenix for the first quarter of 2008 are as follows:

For the Quarter Ended March 31, 2008
(Restated)
Revenues	$ 107,569
Operating (loss)	$ (98,805)
(Loss) on sale of Phoenix	$ (739,632)
Net (loss) from discontinued operations	$ (800,524)

As a result of the foregoing, our net income was $530,228 for the first quarter of 2009 compared with a net loss of $977,931 for the first quarter of 2008.

Liquidity and Capital Resources

Cash at March 31, 2009 was $2,177,387 compared with cash of $1,693,447 at December 31, 2008. The primary source of our liquidity and capital resources has come from our operations.

Cash flows provided by operating activities were $939,861 and $186,149 in the first quarter of 2009 and 2008, respectively. The increase of $753,712 was primarily attributable to an increase in income from continuing operations of $707,636, an increase in non-cash operating items of $191,117 in 2009 offset by an increase in cash used for working capital items of $145,041 in 2009.

Cash flows used in investing activities decreased to $126,340 in the first quarter of 2009 compared with $232,955 during the first quarter of 2008. The primary decrease in cash out flows related to the pre-disposition intercompany balance receivable from Phoenix totaling $100,000 during the first quarter of 2008.

Cash flows used in financing activities increased to $273,156 in the first quarter of 2009 compared with $100,000 in the first quarter of 2008. The primary increase in cash outflows was due to the Company’s purchase of its common stock under a stock repurchase program authorized by our Board of Directors in August 2008, which was amended in March 2009 and private repurchase transactions outside of the publicly announced stock repurchase program with existing shareholders aggregating $166,473, and the payment under a capital lease obligation for new telephone equipment.

Cash flows provided by discontinued operations, solely from operating activities were $47,912 in the first quarter of 2008. There were no discontinued operations in the first quarter of 2009.

At March 31, 2009, we had working capital of $841,112 compared with working capital of $538,404 at December 31, 2008, an increase of $302,708. We had an accumulated deficit of $1,056,265 at March 31, 2009, a decrease of $530,228.

Management believes that the existing cash and cash expected to be provided by operating activities will be sufficient to fund the short term capital and liquidity needs of our operations. We may need to sell equity or debt securities or obtain credit lines from financial institutions to meet our longer-term liquidity and capital requirements. We can not provide any assurances that we will be able to obtain additional capital or financing in amounts or on terms acceptable to us, if at all or on a timely basis.

We have historically been heavily dependent on our relationships with five major cruise lines: Celebrity Cruises, Princess Cruises, Norwegian Cruise Line, Azamara Cruises and Royal Caribbean Cruise Line. We also depend on third party service providers for processing certain fulfillment services.

Seasonality and Inflation

The domestic and international leisure travel industry is seasonal. Our results have been subject to quarterly fluctuations caused primarily by the seasonal variations in the travel industry. Leisure travel net revenues and net income are generally lower in the third quarter. We expect seasonality to continue in the future. We do not expect inflation to materially affect our revenues and net income.

Critical Accounting Policies

We prepared our consolidated financial statements in accordance with accounting principles generally accepted in the United States of America. As such, management is required to make certain estimates, judgments and assumptions that it believes are reasonable based on the information available. These estimates and assumptions affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses for the periods presented. A more extensive list of significant accounting policies and a description of accounting policies that are considered critical may be found in our 2008 Annual Report in the Notes to the Consolidated Financial Statements, Note 2, and the Critical Accounting Policies section. The significant accounting policies which management believes are the most critical to aid in fully understanding and evaluating our reported financial results include revenue recognition, intangible asset testing and income taxes.

Revenue Recognition

We recognize revenue in accordance with Staff Accounting Bulletin (SAB) No. 104 "Revenue Recognition in Financial Statements", which states that revenue is realized or realizable and earned when all of the following criteria are met: persuasive evidence of an arrangement exists, services have been rendered, the seller's price to the buyer is fixed or determinable, and collectibility is reasonably assured. Vacation travel sales transactions are billed to customers at the time of booking, however, commission revenue is not recognized in the accompanying consolidated financial statements until the customers' travel occurs. Advertising revenue is recognized upon distribution of the marketing publication.

Emerging Issues Task Force (EITF) Issue No. 99-19, "Reporting Revenue Gross as a Principal versus Net as an Agent", discusses the weighing of the relevant qualitative factors regarding our status as a primary obligor and the extent of our pricing latitude. Based upon our evaluation of vacation travel sales transactions and in accordance with the various indicators identified in EITF Issue No. 99-19, our vacation travel suppliers assume the majority of the business risks such as providing the service and the risk of unsold travel packages. As such, all vacation travel sales transactions are recorded at the net amount, which is the amount charged to the customer less the amount to be paid to the supplier. The method of net revenue presentation does not impact operating profit, net income, earnings per share or cash flows.

Intangible Asset Testing

Absent any circumstances that warrant testing at another time, we test for goodwill and non-amortizing intangible asset impairment as part of our year-end closing process. Our goodwill testing consists of comparing the estimated fair values of each of our operating entities to their carrying amounts, including recorded goodwill. We estimate the fair value of our reporting unit by discounting its projected future cash flow. Developing future cash flow projections requires us to make significant assumptions and estimates regarding the sales, gross margin and operating expenses of our reporting unit, as well as economic conditions and the impact of planned business or operational strategies. Should future results or economic events cause a change in our projected cash flows, or should our operating plans or business model change, future determinations of fair value may not support the carrying amount of our unit, and the related goodwill would need to be written down to an amount considered recoverable. Any such write down would be included in the operating expenses. While we make reasoned estimates of future performance, actual results below these expectations, or changes in business direction can result in additional impairment charges in future periods.

ITEM 4(T). – CONTROLS AND PROCEDURES

As of March 31, 2009 under the supervision of and with the participation of our management, including our Chief Executive Officer and Principal Financial Officer, we conducted an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934 as of the end of the period covered by this report (the “Evaluation Date”). Based upon the evaluation, our Chief Executive Officer and Principal Financial Officer concluded that our disclosure controls and procedures were effective as of the Evaluation Date. Disclosure controls are controls and procedures designed to reasonably ensure that information required to be disclosed in our reports filed under the Exchange Act, such as this report, is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms. Disclosure controls include controls and procedures designed to reasonably ensure that such information is accumulated and communicated to our management, including our Chief Executive Officer and Principal Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

In connection with this evaluation, our management identified no changes in our internal control over financial reporting that occurred during the most recent fiscal quarter that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

In reaching this conclusion, our Chief Executive Officer and Principal Financial Officer considered the Restatement described herein. We restated our financial statements for fiscal 2008 in response to comments that we received from the SEC on our 2008 10-K. The issue raised by the SEC in its comment letter related to the accounting for the disposition of Phoenix. As a result of these comments, we decided to change the accounting treatment for the disposition of Phoenix in the Company’s consolidated financial statements for fiscal 2008 so that the methodology utilized in determining the fair value of Phoenix as well as the Company’s common stock at disposition was consistent with the methodology utilized in determining the fair value of the Company’s common stock at the time of Phoenix’s acquisition by the Company.

ITEM 6.     EXHIBITS

Exhibit No.                                          Exhibit Description

31.1     Certification by Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.+

31.2     Certification by Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.+

32.1     Certification by Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.+

32.2     Certification by Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.+

+          Filed herewith

SIGNATURES

In accordance with Section 13 or 15(d) of the Exchange Act, the registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

              ONLINE VACATION CENTER HOLDINGS CORP.

              /S/ Edward B. Rudner

                   Chief Executive Officer, President,

                      Chief Financial Officer and Director

Date: July XX, 2009

EXHIBIT 31.1

CERTIFICATION
CERTIFICATIONS PURSUANT TO
SECTION 302 OF
THE SARBANES-OXLEY ACT OF 2002
CERTIFICATIONS

I, Edward B. Rudner, certify that:

1.	I have reviewed this amended report on Form 10-Q/A of Online Vacation Center Holdings Corp.;

2.

Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.

Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.

The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5.

The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditor and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: July XX, 2009

/s/ Edward B. Rudner

Edward B. Rudner
Chief Executive Officer

EXHIBIT 31.2

CERTIFICATION
CERTIFICATIONS PURSUANT TO
SECTION 302 OF
THE SARBANES-OXLEY ACT OF 2002
CERTIFICATIONS

I, Edward B. Rudner, certify that:

1.	I have reviewed this amended report on Form 10-Q/A of Online Vacation Center Holdings Corp.;

2.

Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.

Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.

The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5.

The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditor and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b)  Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: July XX, 2009

/s/ Edward B. Rudner

Edward B. Rudner

Principal Financial Officer

EXHIBIT 32.1

SECTION 1350 CERTIFICATION

CERTIFICATION PURSUANT TO\
18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the amended Quarterly Report of Online Vacation Center Holdings Corp. (the "Company") on Form 10-Q/A for the quarter ended March 31, 2009 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Edward B. Rudner, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1.	The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2.	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: July XX, 2009

/s/ Edward B. Rudner

Edward B. Rudner
Chief Executive Officer

EXHIBIT 32.2

SECTION 1350 CERTIFICATION

CERTIFICATION PURSUANT TO\
18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the amended Quarterly Report of Online Vacation Center Holdings Corp. (the "Company") on Form 10-Q/A for the quarter ended March 31, 2009 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Edward B. Rudner, Principal Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1.	The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2.	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: July XX, 2009

/s/ Edward B. Rudner

Edward B. Rudner

Principal Financial Officer

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 OR 15(d) of
The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) July X, 2009

Online Vacation Center Holdings Corp.
(Exact name of registrant as specified in its charter)

Florida	0-32137	65-0701352
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1801 N.W. 66th Avenue, Plantation, Florida 33313
(Address of principal executive offices) (Zip Code)

Registrant's telephone number, including area code: (954) 377-6400

Not applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

[  ]  Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[  ]  Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[  ]  Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[  ]  Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 4.02 Non-Reliance on Previously Issued Financial Statements or a Related Audit Report or Completed Interim Review.

       On July __, 2009, management and the Audit Committee of Online Vacation Center Holdings Corp. (the "Company") decided to restate its financial statements for its fiscal year ended December 31, 2008 ("fiscal 2008") and the interim periods contained in fiscal 2008 and the quarter ended March 31, 2009 (collectively the “Interim Statements”) to make the accounting adjustments described in more detail below. The Company’s previously issued financial statements should no longer be relied upon. In addition, the Company's prior earnings and press releases and similar communications should no longer be relied upon to the extent they related to these financial statements. The Company's decision to restate was made in connection with its response to a comment letter received from the U.S. Securities and Exchange Commission regarding the Company’s Annual Report on Form 10-K for fiscal 2008 (the “2008 Annual Report”).

The issue raised by the SEC in its comment letter relatedto the accounting for the disposition of Phoenix International Publishing LLC ("Phoenix") as of March 31 2008, resulting in an understatement of $681,250 for both the Company's loss from discontinued operations and its net loss for every reporting period from March 31, 2008 through March 31, 2009. In addition, the Company is revising its presentation and accounting treatment of a convertible note issued in an acquisition to eliminate the value ascribed to the conversion feature of the note in its 2008 audited financial statements and Interim Statements.

The Audit Committee of the Board of Directors and management of the Company have discussed the matters disclosed in this Current Report on Form 8-K with the Company’s current independent registered public accounting firm, Jewett, Schwartz, Wolfe and Associates.

The press release issued by the Company on July XX, 2009 titled "Online Vacation Center Holdings Corp. to Restate Previously Issued Financial Statements for Fiscal 2008, interim quarters of 2008 and first quarter of 2009," is attached as Exhibit 99.1.

(d) Exhibits.

Number   Description

99.1	Press Release dated July XX, 2009 titled, "Online Vacation Center Holdings Corp. to Restate Previously Issued Financial Statements for Fiscal 2008, interim quarters of 2008 and first quarter of 2009"

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: July XX, 2009                        ONLINE VACATION CENTER HOLDINGS CORP.

                                                        BY: /s/ EDWARD B. RUDNER
                                                              Edward B. Rudner
                                                              Chief Executive Officer

Exhibit Index

Number   Description

99.1	Press Release dated July XX, 2009 titled, "Online Vacation Center Holdings Corp. to Restate Previously Issued Financial Statements for Fiscal 2008, interim quarters of 2008 and first quarter of 2009"

Exhibit 99.1 – Press Release

Online Vacation Center Holdings Corp. to Restate Previously Issued Financial Statements for Fiscal 2008, interim quarters of 2008 and first quarter of 2009

Plantation, FL – July XX, 2009 – Online Vacation Center Holdings Corp. (OTCBB: ONVC), announced today it is restating its financial statements for the year ended December 31, 2008 and the interim periods contained in fiscal 2008 and the quarter ended March 31, 2009. The Company's decision to restate was made in connection with its response to a comment letter received from the U.S. Securities and Exchange Commission regarding the Company’s Annual Report on Form 10-K for fiscal 2008. The issue raised by the SEC in its comment letter related to the accounting for the disposition of Phoenix International Publishing LLC ("Phoenix") as of March 31 2008, resulting in an understatement of $681,250 for both the Company's loss from discontinued operations and its net loss for every reporting period from March 31, 2008 through March 31, 2009. The Company intends to file an amendment to its 2008 Form 10-K and concurrently file an amendment to its March 31, 2009 Form 10-Q which will contain restated financial statements as of and for the year ended December 31, 2008 and the period ended March 31, 2008, respectively and will restate 2008 quarterly data on Form 10-Q for the second and third quarters of 2009 financial statements, therefore, the Company’s previously issued financial statements should no longer be relied upon.

About Online Vacation Center Holdings Corp.

Online Vacation Center Holdings Corp. is a Florida holding company, focused on building a network of diversified vacation marketers with a wide range of products that can be cross-sold to an extensive customer base. Online Vacation Center Holdings Corp. is one of the country's largest cruise retailers. Its portfolio of travel companies, including Online Vacation Center, Dunhill Vacations News and Curves Travel, allows customers to research, plan and purchase a vacation. The Company, based in Plantation, Florida, has been in business for over 30 years and became publicly traded in March 2006. Additional information can be found at www.onlinevacationcenter.com.

Forward Looking Statements

This press release contains forward-looking statements, which are subject to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements are based upon current expectations, assumptions and projections about Online Vacation Center Holdings Corp. ("ONVC") and its industry. Readers are cautioned that these forward-looking statements are only predictions and may differ materially from actual results due to a variety of factors, including, but not limited to: business and economic conditions, growth trends in the travel industry; variation in customer demand for ONVC's products and services, our dependency on travel providers for their inventory and other risks described in ONVCs Annual Report on Form 10-K for fiscal 2008 filed with the SEC on March 27, 2009 and in other SEC filings. Any forward-looking statements are based on management's beliefs as of the date of this press release and we undertake no obligation to update these statements for any reason, even if new information becomes available.